Filed pursuant to Rule 253(g)(2)

File No.  024-10734

OFFERING CIRCULAR DATED JANUARY 12, 2018

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ 08638

(609) 656-5100

www.terracycle.com

Up to 250,000 shares of Non-Voting Preferred Stock

including

Up to 34,182 shares of Non-Voting Preferred Stock sold by a selling shareholder

SEE “SECURITIES BEING OFFERED” AT PAGE 57

	Price to public	Underwriting discount and commissions(1)	Proceeds to issuer(2)	Proceeds to other persons
Non-Voting Class A Preferred Stock, per share/unit	$100	$1-$6
Total Maximum		$1,500,000	$20,286,892	$3,213,110

(1)	The company estimates that it will pay cash fees of up to $1,500,000 for a fully-subscribed Offering to Strategic Capital Investments, LLC (the “Placement Agent”) and third party registered broker-dealers which introduce investors and issue to the Placement Agent and such third party registered broker-dealers warrants to purchase up to a total of 5% of the number of shares of Non-Voting Preferred Stock placed by them. Those warrants are not covered by this Offering Statement. See “Plan of Distribution” for details regarding compensation payable to the Placement Agent and such third party broker-dealers in connection with this Offering.
(2)	Not including expenses of the Offering, which are estimated at $1.5 million for a fully-subscribed Offering.

This Offer will terminate at the earlier of: (a) the date upon which the escrow agent confirms that it has received in the escrow account gross proceeds of $25,000,000 in deposited funds; (b) the expiration of 365 days from the date of qualification of the Offering; or (c) the date upon which a determination is made by the company and the Placement Agent to terminate the Offering. The Offering is being conducted on a best-efforts basis without any minimum target. The company may close the Offering without sufficient funds for all the intended use of proceeds or even to cover the costs of the Offering. The company has engaged Atlantic Capital Bank, N.A. as escrow agent to hold any funds that are tendered by investors, and may hold one or more closings on a rolling basis at which the company receives the funds from the escrow agent and issues shares to investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 12.

Sales of these securities will commence on or about January 12, 2018.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular, the term “TerraCycle,” “we”, or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “parent” or “parent company” refers to our parent company, TerraCycle, Inc. The term “Offering” refers to the offer of non-voting preferred stock offered pursuant to this Offering Circular. The company’s website is not incorporated into this Offering Circular.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

Why TerraCycle?

Overview:  Operating in 20 countries, our parent company is a world leader in the collection and recycling of waste streams that are traditionally considered not recycled. Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed all income and expenses associated with our parent company’s U.S. operations. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception.

Our company’s mission is to eliminate waste in the context of a profitable business. To do this we first focus on hard to recycle waste streams, and typically set up national collection platforms for them. This platform is typically funded by consumer product companies, retailers, cities, manufacturing facilities, distribution centers, small businesses and individuals. The collected waste is principally recycled and sold to manufacturers that make new products and materials. Where possible, we and our parent focus on how to integrate hard to recycle materials into specific products, from creating pen products made from used pens to shampoo bottles made 25% from plastic collected from beaches.

Over the past 12+ years of operation, our parent company and we have achieved profitability in this neglected area of recycling. The reason why most waste streams are not recycled—and are instead sent to landfill or are incinerated—is because the cost to collect and process them far outweighs the value generated from the recovered material. In order to achieve our mission, we have created an array of new business models that generate value well beyond the material value of the waste that is collected, allowing us to recycle everything from cigarette butts to chip bags and candy wrappers. Our business is generating net income and growing.

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Positioning:   Through a range of services (largely deploying third-party supply chains), we engage consumer product brands, manufacturing and distribution facilities, cities, retailers, small business and consumers across 48 states. Our platforms include services that are free to consumers (typically funded by consumer product companies and retailers) where individuals and locations (such as schools, places of worship etc.) can voluntarily collect and recycle products and packaging that would otherwise likely end up in landfills and oceans or be incinerated. For small businesses and individuals, we offer low cost, turnkey recycling platforms for hundreds of hard to recycle waste streams from coffee capsules to pipet tips; these Zero Waste Boxes are paid for by a distributor or end-user. For cities, we offer a variety of platforms and citywide programs for hard to recycle waste streams like cigarette butts or chewing gum to upgrading city websites with more robust recycling mapping technology. For laboratories, distribution centers and manufacturing facilities, we deploy large scale recycling platforms for everything from packaging write-offs to personal protective equipment.

With many of these platforms, we provide our partners a range of agency services, including traditional media/PR, social media, and communications and marketing services. We are aware of no other company that provides marketing and a range of agency services that also collects and recycles waste, or that has a Research and Development (R&D) department to analyze and innovate with diverse waste streams for recycling. To our knowledge, we are part of one of the few multinational companies operating in 20 countries that exclusively provides green/sustainability services.

Economic underpinnings of recycling:  The key to understanding TerraCycle begins with the economics of recycling. Almost all products and packages can be technically recycled (with some level of R&D and/or design investment), but most are not practically and instead are sent to landfill or incineration.  Currently—with some local exceptions—only four types of waste are commonly recycled:  clear glass, uncoated paper, certain rigid plastics and certain metals.   The main driver is whether it’s cheaper to produce new products and packaging from virgin materials or recycled materials.  In the case of making new glass, paper and other generally recycled items, it’s cheaper to use recycled materials than virgin materials. That is, it’s cheaper to collect, sort and recycle those waste streams than it is to extract and manufacture virgin materials.  Most other kinds of waste, such as pens, toothbrushes, candy wrappers, cigarette butts and coffee cartridges are rarely recycled, largely because collecting, sorting and recycling is more expensive than manufacturing replacement products from virgin materials.  As a result, these wastes are principally sent to landfill or incineration.

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To recycle “generally non-recycled” waste streams, TerraCycle works with its clients (consumer product brands, retailers, distribution and manufacturing facilities, cities, small business and individuals) to generate value beyond the material value of the waste. This incremental value ranges from communication and shopper marketing platforms for consumer product companies, to incremental foot traffic for retailers, to cleaner streets for cities, to charitable donations. Many of these clients have told us (as they renew those programs), that they have experienced increased customer loyalty, higher revenue and/or greater market share that they attribute to their TerraCycle programs. Our experience has led us to conclude that some consumers patronize brands that enable recyclability of products and packaging that were not previously recyclable. In the process, through TerraCycle, these brands have contributed over $9 million to US schools and charities selected by our collectors.

By engaging the wide range of market participants, and increasing scope of value beyond just material value, we reverse engineer a system where waste is wasted, to one where waste is reutilized, emulating nature’s circular systems:  We turn a vicious cycle of waste into a more virtuous one, reducing the amounts of products and packaging that are dumped in landfills and oceans, or are incinerated, and thus reduce the amount of new materials that need to be extracted from the Earth to produce virgin materials for replacement products.

Our lens:  We believe that most people and waste management companies perceive waste as a liability, something to put out of sight and out of mind. At TerraCycle, we celebrate waste and try to make it fun, exciting, and even sexy.  We see waste as having positive not negative value. Through our programs, we’ve developed unprecedented markets for waste streams (such as juice pouches) that previously only had negative value.

Our participants:  We engage collectors, young and old, female and male, middle-class, wealthy and less affluent.  Our programs are successful in red and blue states, and we engage people in collecting where they live, where they go to school, where they work and where they gather for community and service.

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Innovation is at our core: We have created recycling solutions for many waste streams that were previously considered insolvable, from latex and nitrile gloves to asthma inhalers and other aerosols, from candy wrappers to coffee capsules, from cosmetic packaging to industrial adhesives packaging, from cigarette butts to used chewing gum and toothbrushes and, soon, umbrellas, dirty diapers and disposable beer kegs.

We regularly develop new business models to engage diverse participants in recycling solutions.  For example:  We understand that people in many countries are concerned about the significant garbage patches (or “gyres”), mostly composed of plastic, that have accumulated in the world’s oceans. As announced at the World Economic Forum in January 2017, in partnership with Procter and Gamble (the second largest consumer products company in the world), our parent company and we are overseeing what we anticipate will become the world’s largest marine collection program. Collecting through non-governmental and other organizations in multiple countries, our parent and we clean and recycle the plastic from rivers, beaches, oceans and lakes, and sell it to P&G, which is and is planning to incorporate it into packaging for Head & Shoulders and Tide, the world’s largest shampoo and detergent brands respectively.

We think outside of the box.  We begin with the assumption that everything can be circularly solved (via reuse, upcycling or recycling) and develop systems to bring these solutions to life. Then we come up with business models that justify a stakeholder paying the price by generating value that is important to that stakeholder (i.e., foot traffic for a retailer).   We don’t own processing facilities as it produces CAPEX risk and lowers nimbleness. Also many processors are willing to either use their existing equipment to process our unique waste streams or install new equipment as needed. To our knowledge, no other company collects the waste streams we do for recycling, nor holds the knowledge of how to recycle these materials.  We have spent years developing collection models and recycling solutions for a whole spectrum of common waste streams.

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We have an entrepreneurial orientation: We are a mission-driven, profit-focused and profitable company that makes it easy for companies, communities and individuals to recycle hard to recycle materials.  TerraCycle’s culture is fun and informal while serious and rigorous in its work ethic.   Almost all furniture and design elements in our offices are made from trash; graffiti covers our walls (inside and out).  We dress in jeans and t-shirts but we’re extremely demanding of co-workers and ourselves.  An average of 40 (mostly) college interns join us each summer for a meaningful educational experience in 11 different areas of business.  TerraCycle has also been the subject of critically acclaimed reality TV shows, one season of Garbage Moguls on National Geographic TV and three seasons of Human Resources on Pivot TV (typically each season has 10 episodes). Most of our most senior employees have been with us for 5, and in several cases, almost 10 years.

We are an established company; our systems are strong: TerraCycle, Inc., our parent company, has operated in the US since 2003. Our internal systems include SAP B1 for accounting transaction and reporting and Adaptive Planning for financial planning.  We utilize global services provided by our parent company, including a dedicated fifteen-person IT team (based in Hungary), in-house legal, marketing and graphics services. Our parent company has over $6 million of cash.   We own headquarters (of two adjacent buildings) in central New Jersey (located between New York City and Philadelphia); our parent company, which also operates there, pays us rent.  With some improvements, we have room to make significant increases to staff.

Our Founder/CEO is inspired, brilliant and tireless: Tom Szaky sets the direction and pace of the company.  He is extremely hands-on and vigilant.  In addition to driving progress with existing and new programs, Tom is personally active in sales and maintenance of current relationships.  As a Social Entrepreneur in the World Economic Forum, Tom has not only been recognized as a business leader, but also welcomed into meetings and shared panel discussions with leaders of some of the world’s largest companies.   He and TerraCycle have received numerous awards ranging from the United Nations to the Schwab Foundation and many others.  Tom is the author of three books, with two more in the works.

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Significant public exposure.  Our company is in the press almost every day, often several times per day. We have been featured on the covers of several magazines, ranging from Inc., to Entrepreneur, to Chief Executive and Smart CEO, as well as section covers of the New York Times and other notable newspapers. In August 2016, TerraCycle was featured in Fortune Magazine on a list of seven World-Changing Companies to Watch. Our positioning in Search Engine Optimization (SEO) is strong: if one searches on Google for “recycling” along with a category such as “pen” “juice pouch”, “cigarette butt”, “coffee capsule” and many other waste streams, most of the results lead to TerraCycle. According to what our collectors report to us about participation at their locations, we have over 58 million people participating in our US programs.  Our name and logo are on billions of packages of products a year in the US alone.

Our business is generating net income and growing; we expect these results to continue:  We are incubating several new business platforms that should allow us to have a larger impact on the waste equation and to grow profitably.   We believe our reputation among our clients, and among the public who participate in our collection programs, is strong and positive.

“The Circular Economy” is among the key themes discussed among global corporations, governments and leading academics at the World Economic Forum.  As TerraCycle’s principal focus is developing and implementing circular solutions for products and packaging where there are otherwise only linear options (landfill and incineration), our partnerships with major businesses are recognized as circular economy activities.  We are pleased to be an innovator within this timely global movement, and expect to see our engagements with leading companies grow, as we provide a wide range of turnkey solutions that enable companies of any size to participate in the Circular Economy.

Growth: In the past year, we have doubled our sales staff; that investment has already resulted in increased sales and profits.  We are ready to acquire companies that will allow us to grow our revenue and expand our service offerings.  We completed the acquisition of the assets of Air Cycle Corporation on October 31, 2017. Those assets are expected to increase our company’s revenue by over 50% in 2018.  The purchase price for Air Cycle’s assets was $3.3 million. Air Cycle’s 2016 revenue was over $7.5 million. At closing, we paid $525,000 in cash toward the purchase price, including a $25,000 refundable deposit advanced months before by our parent company and $500,000 advanced by TerraCycle US LLC, our US operating company. The seller took a note for $2,775,000, to be repaid from first net proceeds from this Offering. We have the right, but not the obligation, to use up to $200,000 of stock in our company toward the payment of the $2,775,000 note. In the event that this Offering is not successful, our company will pay the seller $600,000 a year in principal and interest, which amount is consistent with Air Cycle’s historical earnings after adjusting for payments previously made to the former owner. We believe it is highly likely we can achieve profitable growth of Air Cycle’s assets, as well as several synergies with our existing waste collection services. We expect to use the majority of proceeds raised from this Offering to acquire additional companies and revenue streams.

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Some attributes of the stock being offered:   Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, we commit to distribute the remaining balance of at least 50% of our after-tax profits among the Preferred and Common stockholders on a pro rata basis. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment are made to the holders of Common Stock (our parent company). In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Also, as more fully described in this Offering Circular, we will have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a sale or IPO of our parent company.

We appreciate your potential interest in owning an interest in our company.

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The Company

We operate three principal business divisions that generate revenue: National Recycling Programs (Brand Sponsored Collection Programs), Zero Waste Boxes, and Material Sales.

With our National Recycling Programs, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. For example, Colgate has contracted us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs offer the individuals and entities collecting the waste “TerraCycle rewards”, which are points that can be converted into donations to charities.

We also sell Zero Waste Boxes to customers who wish to collect a specific waste stream not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a UPS pick up to deliver the waste to our warehouse for sorting, aggregation, storage, and recycling.

In rare cases, we sell waste directly to a recycler and do not retain ownership of the end product, for instance, Ultra-Poly (one of our major waste processors) has purchased certain polypropylene and polyethylene blends; but in almost all cases, we resell the end product after processing by a third party recycling plant.

We recycle the wastes collected through these two programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PET and PP/PE and the principal output of our process are plastic pellets, which can be sold to manufacturers such as injection molders or extruders to be used for plastic lumber, plastic containers and Dunnage (large containers used for carrying objects).

The Offering

Securities offered	Maximum Offering of 250,000 Preferred Stock
Securities offered by an existing shareholder[1]	Maximum Offering of 34,182 Preferred Stock
Preferred stock outstanding before the Offering	34,182
Preferred stock outstanding after the Offering	250,000
Common stock outstanding before the Offering	500,000
Common stock outstanding after the Offering	500,000
Minimum Investment	$700
Use of Proceeds	The net proceeds of this Offering will be used to hire more staff, acquire companies which would expand TerraCycle’s business, and to improve the facilities at the headquarters.

1 See “Plan of Distribution and Selling Shareholders” on page 21 of this Offering Circular.

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Selected Risks Associated with the Business

We are subject to a number of risks, which are set out in more detail in “Risk Factors.” Risks include the following:

●	Up to thirty percent of the proceeds of this Offering may be used for non-company purposes.
●	We can exercise a repurchase option to repurchase the Preferred Stock sold in this Offering.
●	We have one key executive upon which the company is highly dependent.
●	We are controlled by our founder and three major investors.
●	Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company.
●	We have a complicated business model.
●	A material weakness of internal controls over financial reporting was noted during the audits which resulted in adjustments to our financial statements.
●	There may not be enough demand for our recycling programs.
●	A downturn in economy could adversely affect our business.
●	We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services.
●	We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws.
●	Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes.
●	Our business depends on our reputation and the value of our brand.
●	A cybersecurity incident could negatively impact our business and our relationships with customers.
●	We may not realize the synergies and growth opportunities that are anticipated from acquisitions.
●	There has been no active public market for our stock prior to this Offering and an active trading market may not be developed or sustained following this Offering.

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Although TerraCycle has operated since 2003, it regularly innovates new business models which do not have long track records and therefore share risks associated with early stage companies. You should consider general risks as well as specific risks when deciding whether to invest.

Up to thirty percent of the proceeds of this Offering may be used for non-company purposes. Until December 1, 2017, JH Terra, LLC owned 18% of TerraCycle, Inc., our parent company. JH Terra’s ownership in the parent company has been exchanged for 34,182 shares of our preferred stock, or up to 30% of the shares to be sold in the first $11.4 million of this Offering. It is possible that after all the JH Terra shares have been sold in our offering, that our parent company may allow other parent company stockholders to exchange some of their shares for sale in this Offering. In that event, up to 30% (but no more than 30%) of the proceeds of this Offering will not be invested in our growth. See “Plan of Distribution and Selling Shareholders.”

JH Terra is part of a private equity fund by JH Partners. That fund, formed in 2007, had an eight year life with the right for two one-year extensions; the fund is now in the final six months of the second extension. To accommodate an exit by JH Terra from the parent company, JH Terra’s ownership in the parent company has been exchanged for shares of our preferred stock to be sold in this Offering, up to the full repayment of their interest of $3.42 million. A minimum of 70% of proceeds from the sale of shares through this Offering will be available to us for Offering expenses and growth.

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We can exercise a repurchase option to repurchase the Preferred Stock sold in this Offering. We have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company’s voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company’s common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

We have one key executive upon which the company is highly dependent. We depend primarily on the skill and experience of Tom Szaky, our founder and CEO. If we are not able to call upon him for any reason, our operations and development could be harmed. Our parent company has a $15 million key man insurance policy in place for Tom, which would certainly support the company in finding one or more people to fill his big shoes.

We are effectively controlled by our parent company and its founder and three major investors. TerraCycle, Inc, our parent company, currently holds 93.6% of our stock, and will continue to control the company after the offering. Tom Szaky, Martin and Edith Stein Special Trust and BCP TerraCycle LLC hold approximately 40.9% of our parent company’s voting stock. At the conclusion of this Offering, our parent company and its stockholders will continue to own all of our voting stock. Investors in this Offering will not have the ability to control a vote by the stockholders or the board of directors.

Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. The Preferred Stock offered in this Offering carry no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the company’s stockholders. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company.

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We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients (the majority of which are consumer packaged goods companies) that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. At the same time, we engage a network of collectors who earn charity awards for their efforts in collecting wastes to be shipped to our processing partners’ facilities for recycling. In addition, we are an operations and logistics company and manage hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks.

A material weakness of internal controls over financial reporting was noted during the audits which resulted in adjustments to our financial statements. We historically recorded revenue in conjunction with the Brand Sponsored Collection Programs and Zero Waste Boxes upon invoicing the customers.  Also, we historically accrued the costs to convert the waste on hand at each year-end. This historical recording was in effect in the 2015 financial statements.  Revenue and expenses for these programs should be deferred until the conversion of the waste is actually completed and any related costs accrued and expensed.  Due to this change, we recorded an adjustment to decrease member’s equity by $1,003,000 as of January 1, 2015 and $ 947,000 as of January 1, 2016.   We have established ongoing procedures to remediate this material weakness.

There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

A downturn in economy could adversely affect our business. A downturn in economy could reduce the number of brands willing to participate in our National Recycling Program or reduce the number of customers willing to purchase our Zero Waste Boxes. As a result, our revenue could be adversely affected.

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We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services. We use third parties for shipment of collected wastes to our warehouses (principally UPS), third-party warehouses for storage, freight carriers to transport waste from warehouses to third-party recycling facilities, and third-party facilities for processing and recycling waste. If we are unable to affordably access any third-party services or maintain the cost of their services, our business operations could be disrupted and our revenues could be negatively impacted.

We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws. Federal and state laws regulate the collection, transportation, storage, and disposal of certain waste, including Universal Waste (batteries, pesticides, mercury-containing equipment, and mercury lamps). We, or our third-party vendors, could inadvertently violate federal and state laws during collection, transportation, storage, and processing of different waste streams, and if so, there could be adverse effects, such as regulatory actions, fines penalties, and liabilities.

Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes. While we collect and recycle a number of different materials, the majority of what we process for sale or implementation into new products is traditionally non-recyclable plastics. These plastics are both flexible and rigid, and range from simple single-polymer items like Polypropylene (#5) to complex multi-layer items that are categorized as Other (#5). Though these items can easily be used in the manufacturing of new raw materials and products, fluctuations in market conditions or demand for these not traditionally sought after materials can affect our operating income and cash flows negatively.

Our business depends on our reputation and the value of our brand. We believe that we have developed a reputation for our innovations, social and environmental responsibility, achievements, and unique business model and that our brand symbolizes these attributes. The TerraCycle brand name, trademarks and logos, and our reputation are powerful sales and marketing tools. Adverse publicity relating to us could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services. This reduction in demand, together with the dedication of time and expense necessary to defend and restore our reputation, could have an adverse effect on our financial condition, liquidity, and results of operations.

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A cybersecurity incident could negatively impact our business and our relationships with customers. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking, and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft, and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive, confidential, and proprietary information, including customers’ personal information, private information about employees, and financial and strategic information about us and our business partners. While we make best efforts to protect all data, our current measures on security breach prevention and incident response efforts may not be entirely effective. A cybersecurity incident could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, and competitive disadvantage.

We may not realize the synergies and growth opportunities that are anticipated from acquisitions. Our business strategy includes growth through acquisition. We believe that synergies will come from the elimination of duplicative costs such as selling, general and administrative expenses, as well as the optimization of logistics, truck and plant utilization, and improvements in route density and facility optimization. Our success in realizing these synergies and growth opportunities depends on the successful integration of the acquired business with our pre-existing business and operations. Even if we are able to integrate these businesses and operations successfully, the integration may not result in the realization of the full benefits of the synergies and growth opportunities we expect.

We may not achieve the increased revenues, profits or synergies that we hoped for from the acquisition of Air Cycle Corporation’s assets. We recently acquired substantially all the assets of Air Cycle Corporation. While we made the acquisition in order to increase our revenues, there can be no assurance that we will successfully integrate Air Cycle’s assets with our operation such that expected synergies will be achieved or that revenues or profits will increase.

There has been no active public market for our stock prior to this Offering and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for shares of our stock and make it difficult to sell your shares. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.  Over-the-counter markets have from time to time experienced significant price and volume fluctuations. As a result, the market price of our stock (if any market were to develop) may be similarly volatile, and holders of our stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by the existing shareholder. The table gives effect to the sale of shares at 25%, 50%, 75% and 100% of the maximum amount offered.

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	25% Raise	50% Raise	75% Raise	Maximum Raise
Price per Share	$100.00	$100.00	$100.00	$100.00
Shares Issued	62,500	125,000	187,500	250,000
Capital Raised	$6,250,000.00	$12,500,000.00	$18,750,000.00	$25,000,000.00
Less Sale of Existing Shares	$1,875,000.00	$3,418,200.00	$3,418,200.00	$3,418,200.00
Less: Offering Costs (Max)	$375,000.00	$750,000.00	$1,125,000.00	$1,500,000.00
Net Offering Proceeds (Min)	$4,112,500.00	$8,536,892.00	$14,343,528.00	$20,218,528.00
Net Tangible Book Value Pre-Financing (06/30/2017)	$2,729,836.00	$2,729,836.00	$2,729,836.00	$2,729,836.00
Net Tangible Book Value Post-Financing	$6,852,336.00	$11,226,728.00	$17,073,364.00	$22,948,364.00

Shares Fully Diluted Pre-Financing	534,182	534,182	534,182	534,182
Fully Diluted Post-Financing Shares Issued and Outstanding	562,500	625,000	687,500	750,000

Net Tangible Book Value per Share Prior to Offering	$5.11	$5.11	$5.11	$5.11
Increase/(Decrease) per Share Attributable to New Investors	$65.80	$68.30	$76.50	$80.87
Net Tangible Book Value per Share After Offering	$12.18	$18.03	$24.83	$30.60
Dilution per Share to New Investors	$53.62	$50.27	$51.67	$50.27

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. In the event this occurred, you would own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

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If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

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This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We are offering a maximum of 250,000 shares of non-voting Class A preferred stock at $100 per share on a “best efforts” basis. The minimum investment is 7 shares, or $700.

We will use our existing website, www.TerraCycle.com, blogs, and other social media to provide notification of the Offering. Persons who desire information will be directed to a landing page operated by us describing the Offering.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on our website, Capital2Market’s transactional system, and on a landing page that relates to the Offering.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. The subscription agreement requires investors to answer certain questions to determine compliance with the investment limitation set forth in the securities laws, disclose that the securities will not be listed on a registered national securities exchange upon qualification, and that the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead. The investment limitation does not apply to accredited investors, as that term is defined in Rule 501 under the Securities Act of 1933, as amended.

Atlantic Capital Bank (the “Escrow Agent”) will serve as escrow agent in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended. Investor funds will be held in a segregated bank account at an FDIC insured bank pending closing or termination of the offering. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering or deliver checks made payable to “TerraCycle US Inc.,” which will be promptly deposited into such escrow account no later than noon the next business day after receipt. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in an acceptance by the company of their investment. If we terminate the Offering, or if your investment is not accepted by the company, your escrowed funds will be promptly returned.

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We have engaged C2M Securities, a division of Strategic Capital Investments, a broker-dealer registered with the Commission and a member of FINRA and SIPC, to perform the following functions in connection with this offering:

●	qualify investors, including, but not limited to, conducting Know Your Customer, OFAC checks, AML compliance, and suitability reviews;

●	gather additional information or clarification from prospective investors, working as necessary with us and/or our agents;

●	provide us with prompt notice for subscriptions that cannot be accepted; and

●	transmit the subscription information data to Computershare, our transfer agent.

As compensation for the services listed above, we have agreed to pay the Placement Agent a commission equal to one percent (1%) of the total amount invested by investors in the Offering. We also have agreed to pay the Placement Agent and third party broker-dealers who introduce purchasers of Class A Preferred Stock a commission equal to five percent (5%) of the total number of shares sold through them in the Offering, and to issue to the Placement Agent and such third party broker-dealers warrants to purchase shares of Class A Preferred Stock described below under the caption “Warrants Issued to Placement Agent and Introducing Broker-Dealers.”   We have agreed to pay Capital2Market LLC, an affiliate of Capital2Market Holdings LLC, $40,000 for basic licensing and service of technology to support the Offering. We have also agreed to pay Capital2Market LLC an average $5 fee per investor processed for us, which fees in the aggregate shall not exceed $40,000. We have agreed to pay $500 to the Escrow Agent to set up the escrow account.  It is anticipated that solicitation activity on our behalf will be conducted by registered representatives, and a portion of the sales commission received by the Placement Agent will be paid to those registered representatives.

Computershare will serve as transfer agent to maintain stockholder information on a book-entry basis.

Warrants Issued to Placement Agent and Introducing Brokers

We have agreed to issue to the “Placement Agent” and third party broker-dealers who introduce purchasers of Class A Preferred Stock warrants to purchase five percent (5%) of the total number of shares of Class A Preferred Stock sold by an introducing broker (including the Placement Agent) in the Offering, allocated between Placement Agent (1%) and the introducing brokers (4%) at each closing of the Offering. The warrants will be exercisable, in whole or in part, commencing on a date which is six months after the commencement of sales in this Offering and expire on the earliest of (i) the three-year anniversary of the commencement of sales of the Offering, (ii) the consummation of a Deemed Liquidation Event (as hereinafter defined) and (iii) the consummation of a public offering of the company’s shares of common stock pursuant to an effective registration statement under the Securities Act (an “IPO”). As used herein, “Deemed Liquidation Event” shall mean any of the following: (a) the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the company, (b) any consolidation or merger of the company with or into any other corporation or other entity or person, or any other corporate reorganization, (c) any transaction or series of related transactions to which the company is a party in which in excess of 50% of the company’s voting power is transferred, (d) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the company. The warrants will have an initial exercise price per share of $100 per share, which is equal to 100% of the price per share in this Offering, subject to adjustment for stock splits. The Placement Agent and the introducing brokers will agree not to sell, transfer, assign, pledge or hypothecate the warrants, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty days following the commencement of sale in the Offering to anyone other than transfers or assignments to a bona fide officer or partner of the Placement Agent or introducing broker; and only if any such transferee agrees to the foregoing lock-up restrictions.

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Perks to investors

We are offering the following perks to investors:

First Tier: $700 (minimum investment; 7 shares)

A formal welcome letter from TerraCycle, as well as 999 TerraCycle points, which may be redeemed for a cash payment to a US-based charitable organization or school of the investor’s choice. For each point redeemed, TerraCycle will pay $0.01 to the charity designated by the investor through the TerraCycle.com website. Thus, the value of this perk is $9.99 to the designated charity. The value was set in 2008, based on the charitable incentive to schools and other collectors in TerraCycle’s National Recycling programs.

Second Tier: $2,500+ (25 shares)

In addition to the first tier, the investor will also receive an upcycled mail bag pencil case, as well as TerraCycle’s own branded plant watering can, made from 100% recycled materials.

Third Tier: $10,000+ (100 shares)

In addition to the first two tiers, the investor will also receive either a TerraCycle branded Timbuk2 bag or a blue jean messenger bag, made from 100% recycled materials.

Fourth Tier: $100,000+ (1,000 shares)

In addition to the first three tiers, the investor will also receive a personal tour of the TerraCycle office in Trenton, NJ with some of our team members, including lunch on site.

Fifth Tier: $250,000+ (2,500 shares)

In addition to the first four tiers, the investor will also receive a one-on-one meeting with our founder and CEO, Tom Szaky in Trenton or by Skype.

Sixth Tier: $500,000+ (5,000 shares)

In addition to the first five tiers, the investor will also have a private lunch with our founder and CEO, Tom Szaky.

Seventh Tier: $1,000,000+ (10,000 shares)

In addition to all six tiers, CEO Tom Szaky will provide a lecture at an appropriate, education-oriented event of the investor’s choice.

Investors’ Tender of Funds and Return of Funds

After the Commission has qualified the Offering Statement, and C2M Securities has satisfactorily completed due diligence, we will accept tenders of funds to purchase the preferred stock. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by the Escrow Agent, and will be transferred to us upon Closing. There is a “Closing” each time we accept funds transferred from the Escrow Agent. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part. Upon closing, funds tendered by investors will be made available to us for our use. The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the expiration of 365 days from the date of qualification of the Offering; or (c) the date upon which a determination is made by the company and the underwriter to terminate the Offering.

In order to invest you will be required to subscribe to the Offering via our website or via www.ownterracycle.com and agree to the terms of the offering and the subscription agreement.

Selling Securityholders

JH Terra, LLC (“JH Terra”), a special purpose vehicle that invested in TerraCycle, Inc. (our parent company) between 2007-2008 will sell up to 34,182 shares in the company, having exchanged its previous holding in TerraCycle, Inc. for shares of the company. JH Terra’s arrangement to exchange its previous holding for our shares was subject to an exchange agreement and a securities escrow agreement. The shares exchanged and offered will not exceed 30% of the shares sold through this Offering.

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Selling securityholder	Amount owned prior to Offering	Amount offered by selling securityholder	Amount owned after the Offering

JH Terra, LLC	30% of the shares to be sold through this Offering	30% of the first 113,940 shares sold through this Offering	None

JH Terra is the only selling securityholder known at this time. John Hansen is the person who has sole voting power for JH Terra.

Many of the parent company’s stockholders have held their shares for over 10 years. At this time, the only parent company stockholder that has converted its parent company stock into our shares is JH Terra. JH Terra will sell up to 34,182, or 30% of the first 114,000 shares sold in this Offering.

If and after sales of equity in the current Offering exceed $11,349,139 (the amount that would allow JH Terra to sell all of its interests in the company for $3,418,242), the parent company may choose to file an amendment to the Offering Statement of which this Offering Circular forms a part, and exchange some of its common shares for Class A preferred shares to be sold as part of this Offering. At no point will stockholders in the parent company sell more than 30% of the shares in this Offering, thus, a minimum of 70% of proceeds from the sale of shares through this Offering will be available to us for Offering expenses and growth.

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USE OF PROCEEDS TO ISSUER

While we intend to run an efficient marketing effort for the Offering, we are budgeting for a total of $1.5 million of marketing, broker dealer fees, legal and other expenses (based on a fully subscribed offering of $25 million). If we raise less money, variable offering costs will decrease proportionately.

In the event that the Offering is fully subscribed, representing a sale of 250,000 shares for $25 million, the following describes the anticipated the use of proceeds:

JH Terra would sell 30% of the first $11,394,139 of total shares sold and thus would receive $3,418,242 million.

This would result in the company receiving gross proceeds of $21,581,758.

From these proceeds, the company estimates that it will have spent up $1.5 million to cover expenses of a fully subscribed offering, including reimbursement to the company of associated pre-closing expenses.

Thus, the net proceeds to the company from the sale of equity is anticipated to be $20 million. We plan to use the net offering proceeds as follows:

●	Approximately $3.5 million for hiring more staff for existing and new departments in the US;

●	Approximately $15 million for acquiring companies which would expand and/or complement our business (approximately $2.8 million of which will be used to repay short-term financing from the seller and an affiliated TerraCycle company, the proceeds of which were used for the October 31, 2017 acquisition of Air Cycle Corporation’s assets for a purchase price of $3.3 million ($0.7 million for inventory, $0.1 million for equipment, and $2.5 million for intangibles) (the “Air Cycle Loan”); the Air Cycle Loan had an initial principal amount of $2.775 million, has a maturity of 48 months and matures September 30, 2021, is subject to a 6% interest rate, is secured by the assets acquired and is initially repayable at $50,000 per month) ; and

●	Approximately $1.5 million to expand and improve the facilities at headquarters.

●	Approximately $60,000 for payments to charities based on 6,000 investors each redeeming 999 charity points.

If the Offering size is $20 million, then we estimate that the net proceeds will be approximately $15.2 million (after taking into account the JH sale and $1.3 million in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $3 million for hiring more staff for existing and new departments in the US;
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●	Approximately $11 million for acquiring companies which would expand and/or complement our business (approximately $2.8 million of which will be used to the Air Cycle Loan); and

●	Approximately $1.2 million to improve the facilities at headquarters.

●	Approximately $48,000 for payments to charities based on 4,800 investors each redeeming 999 charity points.

If the Offering size is $12.5 million, then we estimate that the net proceeds will be approximately $8 million (after taking into account the $3.5 million to JH and $1 million in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $2.0 million for hiring more staff for existing and new departments in the US;

●	Approximately $5.5 million for acquiring companies which would expand and/or complement our business (approximately $2.8 million of which will be used to repay the Air Cycle Loan); and

●	Approximately $0.5 million to improve the facilities at headquarters.

●	Approximately $30,000 for payments to charities based on 3,000 investors each redeeming 999 charity points.

In the event we elect to close the Offering at $8 million, then we estimate that the net proceeds will be approximately $4.8 million (after taking into account $2.4 million to JH and $800,000 in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $1 million for hiring more staff for existing and new departments in the US;

●	Approximately $2.8 million to repay the Air Cycle Loan, and

●	Approximately $0.5 million to improve the facilities at headquarters.

●	Approximately $12,000 for payments to charities based on 1,200 investors each redeeming 999 charity points.

Because the Offering is a “best efforts” offering, we may close the Offering without sufficient funds for all the intended purposes set out above or even to cover the costs of the Offering.

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The company reserves the right to change the above uses of proceeds if management believes it is in the best interests of the company.

The allocation of the net proceeds of the Offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing, but the parent company does have over $6 million in cash reserves to support the growth of its subsidiaries in the discretion of its Board of Directors.

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THE COMPANY’S BUSINESS

Overview

TerraCycle, Inc, is our parent company and owns 100% of our stock. TerraCycle US, LLC is our wholly owned operating subsidiary. While we were only formed in August 2017, our parent company has been operating in the US since 2003, and internationally since 2009, and our operating subsidiary has been operating in the US since January 1, 2014. At that time, our now wholly owned subsidiary assumed and has since operated all US business activities previously associated with our parent’s US operations. We conduct our business only in the United States and exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. We own the two buildings that comprise TerraCycle’s global headquarters (the parent company pays us rent).

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. Economics is the driving factor determining what gets recycled. Universally, wastes are recycled when they are cheaper to produce from recycled materials over virgin materials. This is the case for paper, glass, certain metals and rigid plastics like water bottles. With most waste streams, however, it’s cheaper to make new products from virgin materials than it is to collect, sort, transport and recycle. We address these economics by providing premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use. Through their engagement with TerraCycle and our recycling services, these parties achieve sustainability objectives and in some cases, increase their business or market share.

Principal Products and Services

In the United States, we currently operate three principal business divisions that generate revenue: National Recycling Programs, Zero Waste Boxes, and Material Sales.

National Recycling Programs (AKA Brand Sponsored Collection Programs)

National Recycling Programs, also called Brand Sponsored Collection Programs, are turnkey programs we design and administer for manufacturers/brands that seek to recycle their products or packaging. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs are free to the public and offered on our website, www.TerraCycle.com.

Everyone, including individuals, schools, office building, municipalities, may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free UPS mailing label downloaded from our website.

In return, the collector receives “TerraCycle charity points.” These points are awarded based on the net weight of the waste items collected. Although programs differ, the points can usually be converted into a $0.02 payment per waste item collected to a charity or school designated by the collector.

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The cost of shipping the waste to our warehouse and recycling center, storage, recycling, and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as significant marketing and promotional services. Through our engagement with the public in our collection network, the sponsoring brands receive positive recognition in the press and social media for their role in enabling recycling of otherwise non-recyclable waste.

The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular waste from which we can recycle into new materials. We arrange for the waste to be transported and recycled from the warehouses to a third-party recycling facility. We pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. In the recycling process, approximately 3% waste is accepted and typically includes purges as well as various non-compliant materials. To our knowledge this is accepted as an industry standard.

As of August 2017, we have over 50 brand sponsored national recycling programs, operating in 48 states. These programs generated $6.398 million in revenue in 2016.

Zero Waste Boxes

Zero Waste Boxes can be used to collect a specific waste stream (like coffee capsules) or a category of waste (such as non-compostable kitchen or bathroom waste). Whereas National Recycling Programs are paid for by the sponsoring brand and are free to the collector, Zero Waste Boxes are paid for by the collecting customer.

We sell these boxes directly to end users through our website, resellers (like Amazon and Staples), and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and whether sorting is needed.

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The boxes are affixed with a pre-paid shipping label. Once a box is filled with the specified waste, the customer would arrange a UPS delivery of the box to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials for sale by our Materials Sales department.

Similar to the waste items collected from the brand sponsored programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. We will pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets according to our specification. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

We currently offer approximately 80 categories of publicly offered Zero Waste Boxes on our website. This division generated $1.321 million in 2016 sales.

Materials Sales

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the National Recycling and Zero Waste Box programs. For example, coffee capsules often include both plastic and metals, as well as coffee grounds. Pens generally include a range of plastics and metals. In almost all cases, all plastics are turned into new plastic pellets that can be used to make new products by third-party manufacturers, and metals are separated and sold on to buyers of recycled metals. Organic materials such as coffee grounds and cigarette ash are separated and sent to composting. A small percentage of the materials we receive, such as purges and non compliant materials (approximately 3% as stated above) cannot be recycled and are sent to disposal.

Although we principally recycle plastic materials ranging from simple single-polymer items like Polypropylene (#5) to complex multi-layer items (that are categorized as Other (#5)), we also recycle complex streams like clothing, furniture, and electronics.

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Our Material Sales team either sells the materials to a buyer before we incur the cost of recycling, in which case we pay a third-party recycler for the recycling, or we deliver the sorted collected materials to a processor that will recycle and sell the recycled materials to a manufacturer. The manufacturers then incorporate the recycled materials into new products.

In many cases, our Materials Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at headquarters, we are able to perform relatively sophisticated sample testing; we outsource any production work to strategic processors so that we can ensure that the sample meets client needs. When an order is ready to move into production, we move aggregated loads of materials from our storage facilities to one of several third-party processing (or conversion) facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet the specified deliverables of our clients. In many cases, the processed materials are then sent to our client’s third-party manufacturer for immediate incorporation into new products.

Our Material Sales division generated $2.382 million in revenue in 2016 and is growing. Given that recycled materials are a commodity and thus pricing is dictated by market conditions, this division traditionally generates lower margin than other business divisions of the company (that have more unique product offerings that can be priced at a premium).

In addition to the above programs, we are actively exploring and developing new programs and services in the following areas:

Route Logistics

Our current programs largely rely on an outsourcing model. We use UPS for shipment of collected wastes, third-party warehouses for check-in and storage, freight carriers to transport waste from warehouses to third-party recycling facilities, and third-party facilities for processing and recycling waste. While this model enables us to operate with almost no capital expenditures and limited fixed overhead, shipment through UPS is expensive compared to transportation using our own fleet if we could collect sufficient volume of waste at a time.

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Therefore, over the coming years, we plan to explore strategically partnering with local service companies, such as document shredding companies or other waste management companies, to provide route logistics services in areas where there is sufficient and steady volume of waste stream to realize savings in transportation. If developed, this business unit would become part of our Materials Sales division.

Storied Plastics

As discussed above, the Material Sales division typically sells recycled materials at a price competitive in the market and thus, at lower margins than generated by other business units. In recent months, however, we’ve developed several opportunities to sell recycled materials at premium prices.

TerraCycle’s “storied plastic,” carries a narrative about the material’s prior usage and thus generates special meaning to new products that incorporate those plastics. The best example of storied plastic is our “beach plastic” initiative, which has been the genesis for our belief that a range of recycled materials from TerraCycle can be sold at a premium price.

In January 2017, our parent company announced a collaboration with Procter & Gamble (P&G) in its campaign to use recycled beach/ocean plastics in Head & Shoulders shampoo bottles. The brand is producing the world’s first recyclable shampoo bottle made from up to 25% recycled beach plastic. As of August 2017, these Head & Shoulders bottles were exclusively sold at Carrefour (one of the world’s largest retailers) in France. P&G has announced plans to roll this initiative out globally. P&G also plans to expand the inclusion of TerraCycle collected and recycled ocean and beach plastics into multiple business units (such as TIDE) at much larger volumes over time, as the supply becomes stable. Each P&G business unit will use a specific type of plastic from our beach and ocean collections to replace materials that those products were traditionally made from. For instance, Head & Shoulders is using the HDPE portion of the beach plastic collections for its shampoo bottles; TIDE plans to use PP portion of our beach plastic collections for its laundry detergent caps. This business unit is part of our Materials Sales division.

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P&G pays TerraCycle a higher than commodity price to source, collect and recycle these materials. It is incentivized to do so because inclusion of the materials generates significant media and consumer interest in the products.

To generate collections, we have engaged a network of organizations that are already cleaning up beaches. We accept all rigid beach plastics that are found along any shoreline. Participation is free to collecting organizations; all shipments must be sent through a freight shipment that is coordinated and paid for by TerraCycle. The recovered plastic is then shipped to one of our warehouses where a manual sortation process removes contaminants, such as organic matter, flexible plastic bags and films, rope, and fishing nets – anything that doesn’t qualify as a rigid plastic. Once that work is complete, the material will be sent to one of several third-party processing facilities where it is further separated by plastic composition, cleaned, and converted into a format that is suitable for our brand partner’s product molding facilities.

Given the premium price that P&G has committed to pay for these beach plastics, our parent company and we are able to finance multi-country collections and invest in personnel to manage the complex supply chain. Since this partnership announcement was made at the World Economic Forum in Davos in January 2017, other major brands have contacted us to seek the use of other “storied plastic” materials that they can make into new recyclable packaging. We see a growth opportunity here and will be further developing the Storied Plastics division out of the Materials Sales team.

Universal Waste

The term “Universal Waste” was coined by the US Environmental Protection Agency (the “EPA”). It refers to categories of hazardous (and thus regulated) waste that are broadly available and significantly less hazardous than traditionally hazardous materials. There are four types of Universal Waste:

●	Florescent lamps

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●	Batteries
●	Pesticides
●	Mercury-containing equipment

Federal and state laws (with some variance by state) mandate that Universal Waste cannot be put into municipal solid waste; but rather, must be specially treated through an EPA registered Universal Waste processing company. As the vast US community of users of these items is required by law to pay for treatment of these waste streams, the size of the market is large.

On October 31, 2017, we also acquired substantially all the assets of Air Cycle Corporation, a 20-year old operating Universal Waste company that both collects through pre-paid boxes (similar to our Zero Waste Boxes), and through bulk collections at hotels, office buildings, factories and other large users of these items. We opened the TerraCycle Universal Waste division as an extension of the Zero Waste Box division in November, immediately after the acquisition of Air Cycle’s assets. The assets acquired from Air Cycle Corporation comprised all of Air Cycle’s tangible assets such as machinery, furniture, fixtures, supplies and certain inventory, the rights of Air Cycle under its contracts, it intellectual property and its books and records.

Consistent with its practices in other operating divisions, TerraCycle does not intend to own and operate Universal Waste processing facilities; rather, all collected waste will be shipped directly to third-party EPA registered Universal Waste processing companies.

TerraCycle anticipates significant synergies between its partners in Brand Sponsored Collection Programs, customers for its Zero Waste Boxes, and customers that are required to process Universal Waste streams. Working with our R&D team, we seek to utilize the most ecologically sound processing facilities for Universal Waste, and to maximize the amount of recycling involved in the process.

Market

Most of our revenue is generated by the Brand Sponsored Collection Programs and by over 50 sponsoring companies. We rely on some of our major brand partners, Garnier, Capri Sun, Santa Fe Natural Tobacco, Malt-O-Meal, Colgate, Mars, Tom’s of Maine, Kiehl’s, and Entenmann’s, for the steady revenue generated by this business.

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We do not rely on any particular customer for our Zero Waste Box business.

TimberTech and Ikea were our top two buyers for our Material Sales business in 2016.

Competition

National Recycling Program/Brand Sponsored Collection Programs

We believe that our National Recycling Program has a unique business model and therefore has no direct competition.

In many ways, our Brand Sponsored Collection business model is an aggregation of several types of business, allowing us to engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. We are also an operations and logistics company managing hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. Additionally, we conduct research and development activities to evaluate waste streams before we contract to collect and recycle a particular type of waste, which has resulted in our developing innovative and pioneering recycling solutions for previously non-recycled waste streams.

Because our unique business model incorporates marketing and public relations services, our customers experience market related benefits accompanying the resultant sustainability gains. These benefits justify their covering the costs of collecting and recycling traditionally “non-recyclable” waste streams, which, TerraCycle implements without either losing money or obtaining government or charitable subsidies. We believe that no other companies currently collect and recycle most of the the waste streams that we principally focus on.

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Zero Waste Box

Similar to the National Recycling Program, this division focuses on recycling waste streams that are rarely recycled, such as factory gloves, coffee capsules, etc. There is not much economic incentive to collect and recycle them; we are not aware of much competition for any of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste.

There is, however, significant competition in the Universal Waste space, as there are companies, many much larger than us, that collect and process Universal Waste. We believe, however, that we will be able to grow a significant Universal Waste business, differentiating ourselves from the competition because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients.

Material Sales/Storied Plastic

TerraCycle does not sell traditional commoditized plastics like HDPE (milk jugs) and PET (soda/water bottles). We sell traditionally non-recyclable plastics to processors and end users in the United States. Generally speaking, these materials are not in high demand; it takes a unique pitch to convince an outside company to use these materials in their supply chain. While there are plenty of other recyclers that process and sell traditional commoditized plastic, we believe TerraCycle is uniquely positioned to corner the market for non-traditional items. Our business model, starting with the front-end collection programs, gives our Material Sales team the flexibility to move material downstream using a wide range of options and pricing.

As part of P&G’s campaign to use recycled beach plastic for its shampoo, laundry detergent, and dish soap bottles, we (and our parent) are now leading one of the world’s largest beach/ocean plastic collection efforts through a range of non-government organizations in multiple countries. While there is competition in the space of recycling and selling storied plastic, we believe there is little comparison in terms of broad public engagement and scale.

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Research and Development

In 2015 and 2016, in addition to a dedicated staff that utilizes owned and leased equipment to evaluate and combine various waste streams, we spent $172,000 and $177,000, respectively, in third party laboratories for research and development. These amounts include the R&D expenses allocated to us by the parent company and the $18,000 incurred directly by our operating subsidiary. Our R&D activities analyze waste streams to evaluate the cost of recycling before we price a collection program for a given waste stream. We expect to continue to expend similar amount for R&D activities in 2017. It should be noted that most US waste companies are focused on the landfill business, so their principal function is move waste from collection locations to disposal destinations. Very few have R&D departments to innovate on new life for used waste streams.

Employees

We contract for approximately 60% of the time of our parent company’s employees (discussed in more detail under the “Interest of Management and Others in Certain Transactions” below). Additionally, we have 30 full-time employees and no part-time employee working out of Trenton, NJ.

Regulation

Our core business is to offer a service to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations, as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, TerraCycle provides solutions for materials that have slightly hazardous qualities such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

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Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo and “TerraCycle”, “ELIMINATING THE IDEA OF WASTE”, “Brigade”, and “Outsmart Waste”.

Neither we nor our parent hold any patents and have not applied for any patents.

Litigation

We are not involved in any litigation and we are not aware of any pending or threatened legal actions.

THE COMPANY’S PROPERTY

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. Certain areas of the buildings are not yet insulated or set up with heating and cooling. As we grow, it will be important to make improvements to expand the workspace in the buildings. The buildings are estimated to be valued at $1 million. There are two mortgages on the buildings totaling to approximately $500,000 at the time of this offering. We receive revenue from our parent company for its pro-rata use of the buildings.

We lease a warehouse located at 57 North Johnston Avenue, Hamilton, NJ. We also use third-party warehouses located in Macon, GA, Williamsport, MD, Hagerstown, MD, and Madison, IL.

In addition to the real estate properties above, we lease-to-own lab equipment at headquarters that allow our R&D team to analyze waste streams to evaluate the cost of recycling before we price a collection program for a given waste stream. The equipment has a gross value of $66,092 and a net book value of $40,744 and $51,198 as of December 31, 2016 and 2015 respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2015 and December 31, 2016 should be read in conjunction with our consolidated financial statements and the related notes included in this Offering Circular. The consolidated financial statements included in this Offering Circular are those of TerraCycle US, LLC (our wholly owned subsidiary) and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Change of Auditors

On October 20, 2017, our board of directors approved and ratified the appointment of Keiter (“Keiter”) as the company’s independent accounting firm for the stand-alone balance sheet as of December 31, 2016 and the related statements of income and member’s equity and cash flows for year then ended. In connection with its selection of Keiter, the Board approved the dismissal of its former independent accounting firm, BDO USA, LLP (“BDO”).

BDO’s audit report on the Company’s financial statements for the fiscal year ended December 31, 2016 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During 2017, while preparing the audit for the fiscal year ended December 31, 2016, BDO identified a material misstatement in the company’s revenue recognition. After initially disagreeing with BDO, the company restated its financials for 2015 and its members’ equity as of January 1, 2015 in order to conform to US GAAP. This correction of an error in the company’s revenue recognition was reported to those charged with governance during the audit.

Other than that issue, which was resolved, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to BDO’s satisfaction, would have caused BDO to make reference to the matter in their report. During the fiscal year ended December 31, 2016 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

We then chose Keiter to re-audit 2016, as they had conducted the 2015 audit of the company and were already working on the 2015 and 2016 audits of Air Cycle Corporation (which had previously never been audited). In the 2016 audit by Keiter of our company (which replaces the BDO audit for the same period), we maintained the revenue recognition approach that had been implemented by the company.

The company has provided BDO with a copy of this Offering Statement on Form 1-A and requested that it provide the company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether or not BDO agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of BDO’s letter, dated November 13, 2017, is filed as Exhibit 9 to the Offering Statement of which this Offering Circular forms a part.

Overview

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Operating Results

December 31, 2015 compared to December 2016

Our net sales are derived primarily from sale of products and services in three principal operations: National Recycling Programs (aka Brand Sponsored Collection Programs), Zero Waste Boxes, and Material Sales. Our net sales decreased to $9,960,446 on December 31, 2016 from $10,043,872 on December 31, 2015, a decrease of $83,426 or about 0.8%. This minimal decrease was due to:

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●

Approximately $640,000 decline in sales for Brand Sponsored Collections as the result of the winding down of three larger programs within the Kraft Foods program, which reduced overall marketing expenditures after being acquired by Heinz, and the Nespresso program, decreasing our net sales by approximately $1,315,000. This decrease was in part offset by increase of approximately $675,000 by other brand partners in the Brand Sponsored Collection Programs.

●	Zero Waste Box revenue declined by approximately $185,000 due to the cancellation of the Apple pilot program.
●	The decrease in net sales is partially offset by a $500,000 increase in Material Sales. The increase in Material Sales primarily came from the one time IKEA product recall recycling program.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues decreased to $5,802,855 in 2016 from $6,343,413 in 2015, a decrease of $540,558 or about 9%. The decrease in cost of revenue was primarily due to:

●	Approximately $1,050,000 decline in logistic and redemption points mostly associated with the winding down of the Kraft Food and Nespresso Sponsored Collection Programs. In addition, cost decreases in warehousing and other miscellaneous costs were approximately $60,000 each.
●	The decrease in costs associated with the Brand Sponsored Collection Programs is offset by approximately $275,000 increase in cost associated with higher Materials Sales revenue, and approximately $350,000 increase in employee costs.

Our gross profit was $4,157,591 in 2016 compared with $3,700,459 in 2015, a 11% increase. Gross margins increased to 41.7% in 2016 from 36.8% in 2015.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $2,718,149 in 2016 and $2,887,430 in 2015, a decrease of $169,281 or about 6%. The primary factors for this decrease were:

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●	Approximately $90,000 lower pro rata allocation attributable to us for the expenses related to the service provided by our parent company. The allocation of expenses attributable to us is determined by the percentage of our revenue compared to revenues generated by our parent company’s other subsidiaries globally. Our pro rata allocation decreased because the international business grew at a faster pace than the US business in 2016; while the pro rata allocation attributable to us was 57.3% in 2015, it decreased to 53.3% in 2016 (a decrease of 4%), thereby lowering our attribution by $90,000 in 2016.
●	Approximately $35,000 increased office expenses cross charges to the parent.
●	Approximately $20,000 lower amortization. This decrease is due to assets, particularly computers and equipment, became fully depreciated in 2015, resulting in a lower depreciation by $15,700. Additionally, some R&D equipment was fully depreciated in 2015, and a truck was sold in 2016, resulting in $2,500 and $1,400 lower depreciation, respectively.
●	Approximately $25,000 in other expenses described immediately below.

Other expenses consist of interest expense and foreign currency exchange. Other expenses increased to $24,965 from $14,708. The primary drivers of this increase were:

●	Approximately $7,000 increase in interest attributed to the new mortgage with Bank of America.
●	Approximately $3,000 increase in foreign currency exchange fees, mainly derived from our transactions with Canadian vendors.

As a result of the foregoing, the company’s net income increased to $1,414,477 in 2016, from $788,122 in 2015, which is a $626,3555 or approximately 79% increase.

June 30, 2017 compared to June 30, 2016

Our net sales increased to $6,502,734 on June 30, 2017 from $4,760,446 on June 30, 2016, an increase of $1,742,288 or about 37%. This increase was primarily due to an $1,800,000 increase in expanded business from Material Sales.

The cost of revenues increased to $3,456,004 on June 30, 2017 from $2,194,993 on June 30, 2016, an increase of $1,261,011 or about 57%. The increase in cost of revenue was primarily due to the cost associated with Material Sales expanded business. It should be noted that the cost of revenue increased at a higher rate than revenue increase due to the fact that Material Sales is inherently a lower gross margin business.

Our gross profit was $3,046,730 on June 30, 2017 compared with $2,565,453 on June 30, in 2016, a 18.7% increase. Gross margins decreased to 46% for the first 6 month period in 2017 from 53% for the first 6 month period in 2016, reflecting the higher proportion of Material Sales in the revenue mix.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $1,970,764 on June 30, 2017 and $1,461,445 on June 30, 2016, an increase of $509,319 or about 35%. The primary factor for this increase was an increase of $500,000 in payroll expenses related to additional staffing and salary increases.

Other expenses consist of interest expense and foreign currency exchange. Other expenses increased to $14,081 on June 30, 2017 from $11,483 on June 30, 2016. The primary driver of this increase was an increase in interest expense related to the mortgage with Bank of America.

Liquidity and Capital Resources

As of December 31, 2016, we had $1,874,286 of cash and cash equivalents. Our cash position (unaudited) as of June 30, 2017 has increased to $2,918,541. The approximately $1,000,000 increase in cash position comes primarily from approximately $650,000 profit, $215,000 from a bad debt reserve non-cash charge to profits and reduction in net intercompany receivables by $105,000, changes in other operating activities essentially netting out. The bad debt reserve follows our conservative policy to provision monthly for 100% of any past due receivables over 90 days. To note, the provision is revised at year-end to make sure we only reserve for those amounts we consider have risk of being collected. We do not foresee any trends, demand commitments, events or uncertainties that could result in a material decrease in liquidity.

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on April 1, 2029. As of June 30, 2017, the outstanding principal on that loan was $261,735 and the annual payment on the mortgage is approximately $15,000.

On May 25, 2016, TerraCycle US, LLC entered into a mortgage note payable to Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of June 30, 2017, the outstanding principal on that loan was $291,791.

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TerraCycle US, LLC also leases equipment under a capital lease with Lakeland Bank for the amount of $15,000, De Lage Landen Financial Services, Inc, for the amount of $8,000, and TOMARA Compaction for the amount of $6,000. As of June 30, 2017, the total outstanding principal under these capital leases was $28,951. The leases carry an interest rate of 6.82%, 4.5% and 18%, expiring in August 2018, October 2018, and October 2018, respectively.

Trend Information

Our revenue is principally derived from our three principal operations: National Recycling Programs (Brand Sponsored Collection Programs), Zero Waste Boxes, and Material Sales. Below are several trends and uncertainties that are reasonably likely to affect our revenues:

National Recycling Programs

●	As a result of recent renewals from existing customers and a large number companies currently in discussion with our sales teams about new programs, we anticipate a steady growth of our National Recycling Programs in the future.

●	In the past year, we have doubled our sales staff; that investment has already paid for itself in increased sales and profits. As a result of increased sales capacity and several new deals that contracted in the first half of 2017, we expect to add new brand sponsors at a similar pace. Several of our major brand customers have indicated that they will continue to sponsor these programs for several years and some have already increased the contract lengths for their current agreements.

Zero Waste Boxes/ Zero Waste Box Division

●

In November 2017, we opened the TerraCycle Universal Waste division through the acquisition of the assets of Air Cycle Corporation, an operating Universal Waste company that both collects through pre-paid boxes (similar to our Zero Waste Boxes), and through bulk collections at hotels, office buildings, factories and other large users of these items. We expect that the acquisition of Air Cycle Corporation’s assets will increase our company’s revenue and profits by over 50% in 2018. Additionally, we believe it is highly likely we can achieve profitable growth of Air Cycle’s assets, as well as several synergies with our existing waste collection services.

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●

As Air Cycle Corporation has had stable revenue, expenses and net income for several years, we expect to generate approximately $7.5 million in revenue and $410,000 in EBITDA from the acquisition in 2018.

Material Sales

●	At the beginning of this year, we lost a major customer, representing approximately 35% of materials sales revenue in 2016. That customer changed its production equipment to a new ISO standard and as a result, it was unable to process the waste stream we had been selling to them. We have already replaced and exceeded that lost revenue with revenue from new customers.

●	We have entered into an agreement with Procter & Gamble for their Tide brand of detergent where we develop a supply chain for plastic collected from beaches and oceans, and work with P&G identified molding companies to formulate and supply recycled plastic resin made from this waste stream.

●	We are in discussions with several brands that have indicated interest in utilizing post-consumer waste streams that we would collect and incorporate it into new recyclable packaging as part of a customized “storied plastic” strategy.

Tax Sharing Agreement

●

We have executed a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company would consolidate the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provides for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. In the event and as of such date as we sell more than 20% of our total shares to investors in this Offering, our taxable income would not be consolidated with the parent company and thus would be taxed in a separate Federal filing by us.

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●	Unless and until we sell 20% of total shares to investors in this Offering, our taxable income will be consolidated with the taxable income of the parent company. If taxes are due, our parent company will make the tax payments on behalf of the consolidated group or utilize accumulated Net Operating Losses to reduce the parent company’s consolidated tax liability. Alternatively, if taxes are due, our parent company will make the tax payments on behalf of the consolidated group. The Tax Sharing Agreement will allow our parent company to charge the taxes on our taxable income to us, and we will reimburse our parent (in cash) for taxes it otherwise would have paid if our taxable income was not consolidated with the parent. Our Federal tax for will be calculated on a separate company basis and any tax so calculated will be paid to the parent.

●	Under current New Jersey tax law, there is no provision for consolidated filings of our taxable income with the parent; therefore, the Tax Sharing Agreement will not be applicable for New Jersey State taxes.

●	Where other states do require a consolidated or combined filing, a similar separate company basis will be applied pursuant to the Tax Sharing Agreement.

General Market Trends

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the directors of our company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)

Tom Szaky	Director	TerraCycle US Inc.	35	August 2017
Richard Perl	Director	TerraCycle US Inc.	60	November 2017
Javier Daly	Director	TerraCycle US Inc.	63	November 2017
Daniel Rosen	Director	TerraCycle US Inc.	35	November 2017
David Zaiken	Director	TerraCycle US Inc	65	November 2017
Udi Laska	Director	TerraCycle US Inc	68	November 2017
Tom Miller	Director	TerraCycle US Inc.	63	November 2017
Marian Chertow	Director	TerraCycle US Inc.	62	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	35	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	60	February 2008
Javier Daly	Chief Financial Officer	TerraCycle, Inc.	63	September 2011
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	35	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	35	January 2003
Royce Flippin	Director	TerraCycle, Inc.	83	April 2004
Steven Russo	Director	TerraCycle, Inc.	56	August 2009
Brett Johnson	Director	TerraCycle, Inc.	47	August 2009
Stephen Baus	Director	TerraCycle, Inc.	52	June 2011
David Zaiken	Director	TerraCycle, Inc.	65	September 2013

Significant Employees:
Ernel Simpson	VP R&D	TerraCycle, Inc.	68	February 2010
Kevin Flynn	VP Operations	TerraCycle, Inc	37	April 2008
Michael Waas	VP Brand Partnerships	TerraCycle, Inc.	34	April 2008
Brett Stevens	VP Materials Sales & Procurement (also, VP of Global Administration since 2010)	TerraCycle, Inc.	30	May 2014
Rhandi Goodman	VP Zero Waste Boxes(previously, Director of Customer Service, since 2009)	TerraCycle, Inc.	30	January 2014
Anthony Rossi	VP Business Development	TerraCycle, Inc.	33	August 2014
Liana Scobie	Global Director, Staff and Administration	TerraCycle, Inc.	30	October 2011

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Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of Terracycle, Inc. and Terracycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker, who oversees one of the world’s few green multinational companies. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio) and “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

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Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard met Tom and joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 35 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Javier Daly, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Javier has been the Chief Financial Officer at TerraCycle, Inc. since September 2011. Prior to that, he was the CFO of the American Red Cross COE of New Jersey (January 2010 to August 2011), leading the restructuring of the ARC New Jersey’s 15 chapter financial operations from multiple accounting, payroll and banking systems into one center. From October 2006 until September 2009, he was the CFO of the Pharma Unit of Wolters Kluwer Health, overseeing its global operations. From September 2002 until September 2006, he held senior financial positions at DHL-Deutsche Post, initially as its VP Accounting for the US, then as CFO for the DHL Express Latin American operations. From January 1998 until September 2002 he was CFO Latin America for Clorox. From January 1978 until December 1997, he held finance positions of increasing responsibilities at Procter & Gamble, the latest one as its CFO for the Paper Sector Latin America. He has a MA in International Affairs from Ohio University and a BS in Economics from Universidad Catolica del Peru.

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Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Managing Director at Grant Thornton LLP, Washington National Tax Office focusing on International Tax and financial matters.  Prior to joining Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin. David filed a petition under the federal bankruptcy laws in May 2017.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. He is currently the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Ernel Simpson, Global Vice President, Research and Development of TerraCycle, Inc.

Ernel is the Global Vice President of Research and Development of TerraCycle, Inc. He has served in this position for the past three years and has been with the company for the last seven and a half years. With more than 40 years of industrial experience, Ernel spent six years at Johnson & Johnson Pharmaceutical Research and Development and was also previously employed at The DuPont Company, Xerox Corporation, Rohm and Haas and Arco Chemical Company. He has three US Patents and seven World Intellectual Property Organization (WIPO) Patents.

Kevin Flynn, Global Vice President, Operations of TerraCycle, Inc.

Kevin is currently the Global Vice President for Operations of TerraCycle, Inc. He joined TerraCycle, Inc. to run Operations in January of 2008 with the launch of our Brand Partnerships division.  In this capacity, he has developed TerraCycle’s business operations and supply chain as we have added revenue, additional business units, recycling capacities and global reach.  Prior to joining TerraCycle, Inc., he operated a family construction company in Dallas, TX from 2004-2008 where he oversaw day-to-day operations, labor and construction planning.  He studied Philosophy and Theology at Franciscan University in Steubenville, Ohio.

Michael Waas, Global Vice President, Brand Partnership of TerraCycle, Inc.

Michael is currently the Global Vice President of TerraCycle, Inc. for Brand Partnership. He joined TerraCycle, Inc. in 2008 to support one of the company’s first national recycling partnerships, and has since played a key role in leading the expansion of TerraCycle’s Brand Partnership platform globally. Prior to joining TerraCycle, Inc., Michael earned a B.S. in Political Science, History, and Music, and a M.A. in Political Science from Central Michigan University.

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Brett Stevens, Global Vice President, Materials Sales and Procurement of TerraCycle, Inc.

Brett is currently the Global Vice President of Material Sales and Procurement of TerraCycle, Inc. He has served in that position since June 2014, though he has been with the company in other capacities since 2009. As a result, he has a deep knowledge of TerraCycle programs and the different business units that allow them to function. Prior to joining TerraCycle, Inc., Brett was a pharmaceutical account representative for a medical education company. He holds a BS degree in Business Administration, with a concentration in Management, from Monmouth University.

Rhandi Goodman, Global Vice President, Zero Waste of TerraCycle, Inc.

Rhandi is currently the Global VP of Zero Waste of TerraCycle, Inc. She has served in that position for four years, from September 2013 to the present date. Prior to launching the Zero Waste division, she was the Director of Operations for TerraCycle, Inc. from September 2008 to October 2013, managing the logistics for 30+ programs across 17 countries. In that position, she was responsible for managing the TerraCycle website, vendor relationships, metric reporting and invoicing.

Anthony Rossi, Global Vice President, Business Development of TerraCycle, Inc.

Anthony has been with TerraCycle, Inc. for more than 4 years. Before leading the global business development team, Anthony was a member of TerraCycle Canada’s business development team in Toronto. Prior to joining TerraCycle, Inc., Anthony worked in the Business Development departments for a law firm with offices all over North America and Europe. Anthony holds a BA from the University of Western Ontario and a MSc in International Management from the Ecolé Superieur de Commerce de Dijon Bourgogne.

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Liana Scobie, Global Director, Staff and Administration of TerraCycle, Inc.

Liana has served as TerraCycle, Inc’s Global Director for Staff and Administration overseeing both Human Resources and the budget process working closely with the Chief Financial Officer since 2015. Liana has been with TerraCycle, Inc. since 2011, working in the Executive Department before taking on her current role. Prior to joining TerraCycle, Inc, Liana worked in sustainable business and regenerative finance for several startups. Liana holds a B.A. in Sociology from Colorado College and Professional Certificate in Financial Analysis from NYU SCPS.

Royce Flippin, Director of TerraCycle, Inc.

Royce has been a Director at TerraCycle, Inc. since 2004. Royce holds a BA from Princeton University and MBA from Harvard Business School. During his career, Royce served in the US Marine Corps, was an investment counselor at Smith Barney and also served as Director of Athletics at both Princeton University (1972-1980) and Massachusetts Institute of Technology (1981-1993) before completing his career at the MIT Office of Development. Royce has devoted time over recent years to various business consulting endeavors and serving on a number of company boards.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

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Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Stephen Baus, Director of TerraCycle, Inc.

Steve has served on TerraCycle, Inc. Board of Directors since 2011.  Steve is currently the Managing General Partner of JH Partners.  Prior to joining JH Partners, he was the CEO of Excel Services from and a General Partner at Platinum Equity.  Steve holds a BA from U.C. Berkeley and an MBA from The University of Pennsylvania.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2017, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$156,750 (1)	N/A	$156,750
Richard Perl	TerraCycle, Inc.	Chief Administrative Officer	$134,400 (1)	N/A	$134,400
Javier Daly	TerraCycle, Inc.	Chief Financial Officer	$111,045 (1)	N/A	$111,045

(1)	TerraCycle, Inc. is the employer of the executive officers, from which we contract for about 60% of the executive officer’s time. Compensation shown is the pro rata amount of compensation allocated to us.

Our parent company did not provide any cash compensation to its board members for year 2017. Each parent company board member was awarded 12,500 shares of options to purchase our parent company's stock at strike price for each board meeting attended. We plan to award our board member 20,000 shares of options to purchase our parent company’s stock at strike price for each full year of service.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 1, 2017, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc. 121 New York Avenue, Trenton, NJ 08638	500,000	N/A	100%
Class A Preferred Stock	JH Terra, LLC 451 Jackson Street, San Francisco, CA 94111	34,182	N/A	100%

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The following table sets out, as of December 1, 2017, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	Tom Szaky 1254 River Road Titusville, NJ 08560	Common: 5,472,134	Common: 13,870,240	Common: 65.20%
Common, Preferred: Series A, B, C & E	Martin and Edith Stein Special Trust 21331 Greenwood Court, Boca Raton, FL 33433	Common: 4,714,286 Preferred Series: A: 7,142,857 B :6,228,797 C: 400,000 E: 416,665	N/A	Common: 29.8% Preferred Series: A: 47.70% B: 26.33% C: 15.0% E: 3.08%

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Operational Support Services Agreement

We have entered into an “Operational Support Services Agreement” with our parent company, TerraCycle, Inc. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, Brand Sponsored Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, TerraCycle, Inc. employs about 30 staff. This team of staff employed by the parent company (“Global Services Team”) is dedicated to serving all of our parent company’s subsidiaries in all countries, including us. We draw upon the Global Services Team in the same manner as other subsidiaries outside of the US. We, therefore, share the cost of the Global Services Team on a pro rata basis. In addition to the actual cost of the Global Services Team, our parent company also charges a 6% mark-up on the costs related to services rendered for: (1) business development, (2) Brand Sponsored Collection Program management, (3) engineering services, and (4) executive services. The pro rata cost and fees allocated to each of the parent company’s subsidiary is determined by the individual subsidiary’s revenue compared to the total revenue generated by all of subsidiaries. For the fiscal years 2015 and 2016, our pro rata share of the cost and fees of the Global Services Team was 60%, which is based on the fact that US revenue was approximately 60% of the total revenue generated by all of subsidiaries globally. For the fiscal years 2015 and 2016, we paid our parent company a total of $2,442,000 and $2,352,000, respectively, for the services we received from the Global Services team. We anticipate our pro rata share will remain at 60% for fiscal year 2017.

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Company Funding to the Parent

On a regular basis, we advance fund to our parent to cover items such as payroll. For the fiscal years 2015 and 2016, we had net receivables from our parent recorded in the amount of $1,510,423 and $2,219,788, respectively. We do not charge any interest for such advancement.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for our pro rata use of the office space. In fiscal years 2015 and 2016, our parent company paid us $288,495 and $323,876 in rent.

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SECURITIES BEING OFFERED

The company is offering Class A Preferred Stock to investors in this offering. The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s Certificate of Incorporation and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part.

Immediately prior to the completion of this Offering, TerraCycle’s outstanding authorized capital stock will consist of 500,000 shares of Common Stock, $0.0001 par value per share and 34,182 shares of Preferred Stock, $0.0001 par value per share. The total number of authorized shares of common stock of TerraCycle is 1,500,000, and the total number of Preferred Stock authorized is 500,000.

Class A Preferred Stock

General

The company has the authority to issue 500,000 shares of Preferred Stock, of which 250,000 are designated as “Class A Preferred Stock”. The Class A Preferred Stock sold in this Offering will be entitled to receive dividends subject to the availability of funds lawfully available for distribution under Delaware law on a pari passu basis with Common stock. Holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment is made to the holders of Common Stock. Holders of the Class A Preferred Stock do not have voting rights. Neither Class A Preferred Stock nor Common Stock are subject to any anti-dilution provision.

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Dividend Rights

Subject to the availability of fund lawfully available for distribution to the stockholders under Delaware law, the company commits to distribute the remaining balance of at least 50% of its after-tax profits among the Preferred and Common stockholders on a pro rata basis (“Mandatory Distribution”). For shares of Class A Preferred Stock issued during the fiscal year for which the annual dividend is being declared, the amount of the dividend paid will be prorated from the date of issuance during such fiscal year to reflect the number of days during such fiscal year that the shares of Class A Preferred Stock were outstanding. In any year, the Board of Directors may elect in its sole discretion to issue dividends in excess of the Mandatory Distribution but it cannot decrease the Mandatory Distribution.

Mandatory Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after tax profits, there will be no dividends. If and to the extent dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company’s stockholders under Delaware law, such dividends will accrue and be paid at such time as the company has adequate funds lawfully available for distribution to the company’s stockholders under Delaware law. The company will use commercially reasonable best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Except as required under Section 242(b)(2) of the Delaware General Corporation Law (as limited by the next sentence), the Preferred Stock have no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the company’s stockholders. The company’s Certificate of Incorporation provides that the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of stock of the company entitled to vote (voting together as a single class on an as-if-converted basis, as applicable).

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Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the company's Preferred Stock have no preemptive, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Preferred Stock.

Conversion Rights

In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Repurchase Option

The company will have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The Class A Preferred Stock will be repurchased pro rata from investors. Unpaid dividends will be calculated at the time the option is exercised, but paid at the same time as the repurchase payment. The repurchase payment will be made 45 days following the event that triggers the option. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company’s voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company’s common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

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Common Stock

Dividend Rights

Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, the company commits to distribute the remaining balance of at least 50% of its after-tax profits among the Preferred and Common stockholders on a pro rata basis (“Mandatory Distribution”). In any year, the Board of Directors may elect in its sole discretion to issue dividends in excess of the Mandatory Distribution but it cannot decrease the Mandatory Distribution.

Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after tax profits, there will be no dividends. If and to the extent the dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company’s stockholders under Delaware law, such dividends will accrue and be paid at such time as the company has adequate funds lawfully available for distribution to the company’s stockholders under Delaware law. The company will make best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Holders of our Common Stock have a right to vote on any matter that is submitted to a vote of our stockholder. Common stockholders are entitled to one vote per share.

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

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TerraCycle US, LLC and Subsidiary

Consolidated Financial Statements

Years Ended December 31, 2016 and 2015

F-1

TerraCycle US, LLC and Subsidiary

F-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

TerraCycle, Inc.

Trenton, New Jersey

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US, LLC and its subsidiary (a wholly-owned subsidiary of TerraCycle, Inc.), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income and member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-3

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US, LLC and its subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

/s/ Keiter

November 10, 2017

Glen Allen, Virginia

F-4

TerraCycle US, LLC and Subsidiary

Consolidated Balance Sheets

December 31,	2016	2015
Assets
Current assets:
Cash	$1,847,286	$624,724
Accounts receivable, net of allowance for doubtful accounts of $43,889 and $5,829	2,004,263	2,232,627
Related party receivables, net	2,026,357	1,289,976
Inventory, net	110,288	156,061
Prepaid expenses and other current assets	73,252	44,980
Total current assets	6,061,446	4,348,368
Related party receivables long term, net	239,000	239,000
Long-term loans to third party	147,693	-
Property and equipment, net	978,946	1,038,118
Total assets	$7,427,085	$5,625,486
Liabilities and Member’s Equity
Current liabilities:
Current portion of long-term debt	$46,234	$14,823
Accounts payable	588,329	243,283
Related party payables	246,817	318,978
Accrued redemption points	554,526	974,154
Accrued expenses and other current liabilities	284,189	143,193
Deferred income	3,088,129	2,955,703
Capital lease obligations	15,523	15,523
Total current liabilities	4,823,747	4,665,657
Long-term debt, net of current portion	507,293	262,738
Capital lease obligations, net of current portion	13,428	28,951
Total liabilities	5,344,468	4,957,346
Member’s equity	2,082,617	668,140
Total liabilities and member’s equity	$7,427,085	$5,625,486

See accompanying notes to consolidated financial statements.

F-5

TerraCycle US, LLC and Subsidiary

Consolidated Statements of Income and Member’s Equity

Years Ended December 31,	2016	2015
Sales	$9,960,446	$10,043,872
Cost of sales	5,802,855	6,343,413
Gross profit	4,157,591	3,700,459
Operating expenses:
Selling, general and administrative expenses	2,718,149	2,887,430
Total	2,718,149	2,887,430
Income from operations	1,439,442	813,029
Other expense:
Interest expense	22,268	15,793
Foreign currency exchange	2,697	(1,085)
Total	24,965	14,708
Income before discontinued operations	1,414,477	798,321
Loss on discontinued operations	-	10,199
Net Income	1,414,477	788,122
Member’s equity (deficit), beginning of year	668,140	(119,982)
Member’s equity, end of year	$2,082,617	$668,140

See accompanying notes to consolidated financial statements.

F-6

TerraCycle US, LLC and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	2016	2015
Operating activities:
Net Income	$1,414,477	$788,122
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	70,771	90,360
Bad debts	38,059	(66,442)
Gain on disposal of property and equipment	-	(1,000)
Changes in operating assets and liabilities:
Accounts receivable	190,305	(532,932)
Related party receivables	(736,381)	(846,966)
Inventory	45,772	75,853
Prepaid expenses and other current assets	(28,272)	13,334
Deposits and other assets	(147,692)	3,350
Accounts payable	345,046	(530,035)
Related party payables	(72,161)	(53,994)
Accrued expenses	(278,632)	(50,330)
Deferred income	132,426	1,200,476
Net cash provided by operating activities	973,718	89,796
Investing activities:
Purchase of property and equipment	(11,600)	-
Net cash used in investing activities	(11,600)	-
Financing activities:
Proceeds from long-term debt	300,000	-
Repayment of long-term debt	(24,033)	(13,382)
Repayment of capital lease obligation	(15,523)	(12,110)
Net cash provided by (used in) financing activities	260,444	(25,492)
Net Increase in cash	1,222,562	64,304
Cash, beginning of year	624,724	560,420
Cash, end of year	$1,847,286	$624,724
Supplemental disclosure of cash flow data:
Interest paid	$22,900	$15,793
Supplemental disclosure of noncash investing and financing activities:
Purchase of property and equipment under capital lease	$-	$12,700

See accompanying notes to consolidated financial statements.

F-7

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

1.	Organization

TerraCycle US, LLC ("LLC") was incorporated on September 16, 2013 under the laws of the State of Delaware. LLC has one US operating subsidiary which is 100% wholly-owned. As used herein, the "Company" refers to LLC and its subsidiary.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The accompanying consolidated financial statements and related notes thereto represent the consolidated balance sheets and consolidated statements of income and member’s equity and cash flows of the Company and are not intended to represent the consolidated financial position and operating results of TCI as of December 31, 2016 and 2015. The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company so that the accompanying consolidated financials reflect substantially all costs of doing business. These overhead charges include primarily compensation and related benefits. The corporate overhead charges were allocated to the Company based on relative revenues of the Company. Management believes that the basis of the allocations are reasonable.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

2.	Summary Of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of LLC and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. The Company recognized a foreign currency transaction loss of approximately $2,700 in 2016 and a foreign currency transaction gain of approximately $1,085 in 2015.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2016 and 2015.

F-8

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At December 31, 2016 and 2015, the Company had cash balances in excess of federally insured limits of approximately $1,600,000 and $400,000, respectively.

At December 31, 2016, the Company has one customer that represented approximately 10% and 19% of revenue and accounts receivable, respectively. At December 31, 2015, the Company has two customers that represented approximately 29% of revenue and three customers that represented approximately 70% of accounts receivable, respectively. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the life of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,300,000 and $1,400,000 is included in deferred income at December 31, 2016 and 2015, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,800,000 and $1,500,000 is included in deferred revenue at December 31, 2016 and 2015, respectively.

Merchandise sold is recorded as revenue upon shipment.

F-9

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

Inventory

Inventory, which consists of post-consumer waste, is stated at the lower of cost (first-in, first-out method) or market. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of income and member’s equity.

Advertising costs

The Company expenses the costs of advertising as incurred. During the years ended December 31, 2016 and 2015, advertising expenses amounted to approximately $12,000 and $3,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $18,000 for each of the years ended December 31, 2016 and 2015, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses.

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2016 and 2015, shipping and handling costs were approximately $1,390,000 and $1,788,000, respectively.

Income taxes

The Company is treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

F-10

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually a pound) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2016 and 2015, this liability amounted to approximately $555,000 and $974,000 respectively.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2017. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued new ASU NO. 2016-02 “Leases (Topic 840)”. The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2018, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

In July 2015, the FASB issued ASU 2015-11 which requires that inventory be measured at the lower of cost and net realizable value, which eliminates the other two options that currently exist for market, replacement cost and net realizable value less an approximately normal profit margin. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company has evaluated the new guidance and determined the impact to be immaterial on its consolidated financial statements.

F-11

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

The FASB issued ASU 2016-13, which (i) changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model; and (ii) provides for recording credit losses on available for-sale (AFS) debt securities through an allowance account. This standard also requires certain incremental disclosures. This standard is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the new guidance to determine the impact, if any, it will have on its consolidated financial statements

3.	Inventory

Inventory consists of the following:

December 31,	2016	2015
Raw materials	$40,573	$38,784
Finished goods	85,273	132,835
Total	125,846	171,619
Less reserve for obsolete inventory	15,558	15,558
Total	$110,288	$156,061

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

December 31,	Estimated Useful Lives	2016	2015
Land		$29,500	$29,500
Vehicles	5 years	6,800	6,800
Machinery and equipment	5-7 years	413,501	401,901
Buildings and improvements	39 years	1,005,334	1,005,334
Computer equipment	3-5 years	288,740	288,740
Furniture and fixtures	7 years	25,658	25,658
Total		1,769,533	1,757,933
Less accumulated depreciation		790,587	719,815
Total		$978,946	$1,038,118

For the years ended December 31, 2016 and 2015, depreciation expense amounted to approximately $71,000 and $90,360 and includes the depreciation associated with assets under capital leases (see Note 7).

5.	Related Party Transactions

On December 31, 2009, the Company entered into a lease agreement with a stockholder of the Company to rent a storage facility commencing on July 15, 2010. The lease expired July 31, 2015. Subsequently, a new lease was negotiated which extended the expiration date to January 31, 2020. The initial base rent at the commencement of the new lease was $15,540 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of December 31, 2016 and 2015 were $15,450 and $15,540 per month. For the years ended December 31, 2016 and 2015, rent expense paid to this stockholder was approximately $185,400 and $186,480, respectively. Future minimum lease payments are expected to be $186,480 per year through January, 2020.

F-12

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At December 31, 2016 and 2015 the Company has a net related party short term receivable from TCI recorded in the amount of $1,980,788 and $1,271,423 respectively, and an additional $239,000 in long term both years, and a net related party receivable from TerraCycle Canada ULC in the amount of $45,569 (payable of $13,648 as of December 31, 2015). At December 31, 2016, the Company has net payables from other subsidiaries of the Parent Company totaling $246,817, and at December 31, 2015 net receivables totaling approximately $167,500. During 2016 and 2015, the Parent Company charged in the form of related party loans management fees of approximately $2,352,000 and $2,442,000 respectively. The Company allocated approximately $324,000 and $288,000 in 2016 and 2015 respectively of office and related expenses to the Parent Company and related subsidiaries, which is recorded in selling, general and administrative expenses in the Consolidated Statements of Income and Member’s Equity.

6.	Long-Term Debt

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. ("TD") related to the purchase of additional office space in Trenton, New Jersey. The office space was purchased for consideration of $500,000, of which $200,000 was paid in 2013. The mortgage note payable amounts to $300,000 and is subject to interest at 4.50%. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company.

The mortgage note payable expires on April 1, 2029. The amount outstanding under the mortgage note payable was approximately $262,000 at December 31, 2016.

Estimated future annual maturities of the TD Bank mortgage note payable as of December 31, 2016 are as follows:

2017	$31,911
2018	31,911
2019	31,911
2020	31,911
2021	31,911
Thereafter	102,180
Total	$261,735

F-13

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

On May 26, 2016, the Company entered into a 15 year mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note payable amounts to $300,000 and is subject to interest at a rate of 4.50%.

Estimated future annual maturities of the Bank of America mortgage note payable as of December 31, 2016 are as follows:

2017	$14,323
2018	15,389
2019	16,096
2020	16,836
2021	17,609
Thereafter	211,539
Total	$291,792

7.	Capital Lease Obligations

The Company leases equipment under capital leases with an interest rates ranging between 4.5% and 18%, expiring between August 2018 and October 2018. Future minimum lease payments under the capital lease in each of the years subsequent to December 31, 2016, are as follows:

Years Ending December 31,	Amount
2017	$18,031
2018	15,026
Total minimum lease payments	33,057
Less amount representing interest	4,106
Present value of minimum lease payments	28,951
Less current portion	15,523
Capital lease obligations, net of current portion	$13,428

Assets recorded under capital leases are included in property and equipment (see Note 4) as follows:

December 31,	2016	2015
Machinery and equipment	$66,902	$66,092
Less accumulated depreciation	26,158	15,704
Net book value	$40,744	$51,198

8.	Commitments And Contingencies

Lease commitments

The Company leases various properties on a month-to-month basis primarily as storage facilities. Additionally, the Company leases one storage facility from a related party (see Note 5). Total rent expense was approximately $518,000 and $556,000 for the years ended December 31, 2016 and 2015, respectively.

F-14

TerraCycle US, LLC and Subsidiary

Notes to Consolidated Financial Statements

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows.

9.	401(k) Plan

The Company participates in a 401(k) plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $4,000 and $23,000 for the years ended December 31, 2016 and 2015, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

10.	Segments

The Company defines its business in three segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), and 3) Material Sales (MS). The Company defines its segments as those operations whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources. The Company measures the results of its segments using, among other measures, each segments net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before discontinued operations, is provided in the following table:

	SW	ZWB	MS	Corp	Total
Year ended December 31, 2016
Net Sales (in thousands)	$6,398	$1,321	$2,382	$(141)	$9,960
Income before discontinued operations (in thousands)	2,089	146	(1,311)	490	1,414

Year ended December 31, 2015
Net Sales (in thousands)	$7,042	$1,506	$1,880	$(384)	$10,044
Income before discontinued operations (in thousands)	1,451	271	(1,070)	146	798

All assets are managed at the corporate level and are not specific to the segments. Capital expenditures amounted to $12,000 in 2016 and none in 2015

11.	Subsequent Events

On August 14, 2017, TerraCycle, Inc. (the sole member of the Company) contributed its membership interest in the Company to TerraCycle US Inc. On October 31, 2017, a subsidiary of TerraCycle US Inc. acquired certain assets (inventory and equipment) and on-going business of Air Cycle Corporation. The purpose of the acquisition is to enter the universal/regulated waste recycling business. The purchase price was $3,300,000, $525,000 paid in cash and $2,775,000 via a seller financing note and was accounted for by the acquisition method in which assets and liabilities are recorded at fair value and goodwill is recognized for the difference between the purchase price and the fair value of assets acquired and liabilities assumed. The allocation of assets acquired is estimated to be $710,000 for inventory, $50,000 for equipment and $2,540,000 for intangibles (mostly goodwill). The Company is in the process of finalizing the estimated fair values of assets acquired and liabilities assumed; this the allocation of the purchase price is preliminary and subject to revision.

The Company has evaluated subsequent events through November 10, 2017, the date the consolidated financial statements were available to be issued, and has disclosed all required events.

F-15

Air Cycle Corporation and Affiliate

Consolidated Financial Statements

Years Ended December 31, 2016 and 2015

F-16

Air Cycle Corporation and Affiliate

F-17

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

Air Cycle Corporation

Lisle, IL

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Air Cycle Corporation and Affiliate, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in stockholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-18

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Cycle Corporation and Affiliate as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

/s/ Keiter

November 10, 2017

Glen Allen, Virginia

F-19

Air Cycle Corporation and Affiliate

Consolidated Balance Sheets

December 31,	2016	2015
Assets
Current assets:
Cash	$368,652	$67,877
Accounts receivable, net of allowance for doubtful accounts of $55,214 and $50,536, respectively	703,423	824,492
Inventory, net of reserve for $28,353 and $30,912, respectively	680,405	741,815
Prepaid expenses and other current assets	47,524	47,674
Total current assets	1,800,004	1,681,858
Property and equipment, net	48,578	60,180
Total assets	$1,848,582	$1,742,038
Liabilities and Shareholder’s Equity
Liabilities:
Line of credit	$-	$55,000
Accounts payable	313,473	488,015
Accrued expenses and other current liabilities	128,228	88,056
Deferred income	580,281	613,424
Total liabilities	1,021,982	1,244,495
Stockholder’s Equity
Common stock	8,300	8,300
Retained earnings	818,300	489,243
Total equity	826,600	497,543
Total liabilities and stockholder’s equity	$1,848,582	$1,742,038

See accompanying notes to consolidated financial statements.

F-20

Air Cycle Corporation and Affiliate

Consolidated Statements of Income

Years Ended December 31,	2016	2015
Net sales	$7,563,290	$7,668,058
Cost of sales	4,040,123	4,096,257
Gross profit	3,523,167	3,571,801
Operating expenses:
Selling, general and administrative expenses	3,158,994	3,089,596
Total	3,158,994	3,089,596
Income from operations	364,173	482,205
Other (income) expense:
Interest expense	2,149	6,784
Other (Income)/Expense	(8,457)	(7,919)
Total	(6,308)	(1,135)
Income before taxes	370,481	483,340
Income taxes	5,154	2,890
Net income	$365,327	$480,450

See accompanying notes to consolidated financial statements.

F-21

Air Cycle Corporation and Affiliate

Consolidated Statements of Changes in Stockholder’s Equity

	Common Stock
	Air Cycle Corporation		Air Cycle International		Retained
	Amount	Shares	Amount	Shares	Earnings	Total Equity

As of January 1, 2015	$5,800	3,500	$2,500	1	$408,496	$416,796

Net Income					480,450	480,450

Stockholder Distribution					(399,703)	(399,703)

As of December 31. 2015	5,800	3,500	2,500	1	489,243	497,543

Net Income					365,327	365,327

Stockholder Distribution					(36,270)	(36,270)

As of December 31. 2016	$5,800	3,500	$2,500	1	$818,300	$826,600

See accompanying notes to consolidated financial statements.

Air Cycle Corporation: 10,000 shares of no par common stock authorized; 3,500 issued and outstanding.

Air Cycle International: 1,000 shares of no par common stock authorized; 1 issued and outstanding.

F-22

Air Cycle Corporation and Affiliate

Consolidated Statements of Cash Flows

Years Ended December 31,	2016	2015
Operating activities:
Net Income	$365,327	$480,450
Adjustments to reconcile consolidated net income to net cash from operating activities:
Depreciation	23,701	44,209
Bad debts	18,606	21,577
Changes in operating assets and liabilities:
Accounts receivable	102,463	137,705
Inventory	61,410	(60,800)
Prepaid expenses and other current assets	150	(32,278)
Accounts payable	(174,542)	(117,158)
Accrued expenses	40,172	(92,968)
Deferred income	(33,143)	(195,179)
Net cash provided by operating activities	404,144	185,558
Investment activities:
Purchase of property and equipment	(12,099)	(22,386)
Net cash used in financing activities	(12,099)	(22,386)
Financing activities:
Acquisition/(Repayment) of short-term debt	(55,000)	55,000
Stockholders distribution	(36,270)	(399,703)
Net cash used in financing activities	(91,270)	(344,703)
Net Increase in cash	300,775	(181,531)
Cash, beginning of year	67,877	249,408
Cash, end of year	$368,652	$67,877
Supplemental disclosure of cash flow data:
Interest paid	$2,150	$6,785

State replacement taxes paid	$5,154	$2,890

See accompanying notes to consolidated financial statements.

F-23

Air Cycle Corporation and Affiliate

Notes to Consolidated Financial Statements

1.	Organization

Air Cycle Corporation (“ACC”) was incorporated on June 14, 1978 under the laws of the State of Illinois. The Company is an S Corporation wholly-owned by one stockholder. ACC has one affiliate company, Air Cycle International to handle sales to international distributors. As used herein, “Company” refers to ACC and its affiliate.

The Company is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on the regulated waste (e.g. fluorescents lamps, batteries, e-waste).

2.	Summary Of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements have bene prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Principles of Consolidation

The consolidated financial statements include the accounts of ACC and its affiliate. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate impairments as of December 31, 2016 and 2015.

F-24

Air Cycle Corporation and Affiliate

Notes to Consolidated Financial Statements

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed Federally insured limits. At December 31, 2016, the Company had cash balances in excess of Federally insured limits of approximately $120,000.

Revenue is widely dispersed among almost 15,000 customers. The top five customers generate approximately 15% of total revenue, while the bottom 14,700 customers generate approximately 55% of the total revenue. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company sells a drum-top lamp bulb crusher product and provides recycling services to customers that seek to dispose of their regulated waste. Services are performed either by bulk waste being delivered to the Company, or via a pre-paid recycling container.

Revenue associated with the sale of products is recognized upon shipment. Revenue associated with the bulk waste received is recognized simultaneously with processing of the waste. Revenue associated with the pre-paid recycling container is deferred until the waste is processed, or when contractual responsibility to accept returned containers terminates after one year.

Deferred revenue of approximately $580,000 and $613,000 related to the unprocessed waste is included on the consolidated balance sheets as of December 31, 2016 and 2015, respectively.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated useful lives of the assets.

Maintenance and repairs are charged as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other (income) expense in the accompanying consolidated statements of income.

F-25

Air Cycle Corporation and Affiliate

Notes to Consolidated Financial Statements

Advertising costs

The Company expenses the costs of advertising as incurred. During the years ended December 31, 2016 and 2015, advertising expenses amounted to approximately $218,000 and $250,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $12,000 and $2,000 for the years ended December 31, 2016 and 2015, respectively.

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2016 and 2015, shipping and handling costs were approximately $763,000 and $745,000, respectively.

Income taxes

The Company is treated as an S corporation for federal and state income tax purposes with income passing directly to the stockholder for taxation at their level. The Company is subject to an Illinois replacement tax that amounted to $5,154 in 2016 and $2,890 in 2015. Accordingly, except for the replacement tax noted, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 is effective for nonpublic entities with annual reporting periods beginning after December 15, 2017, and interim reporting periods within annual periods after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

F-26

Air Cycle Corporation and Affiliate

Notes to Consolidated Financial Statements

In February 2016, the FASB issued new guidance over leases, which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

In July 2015, the FASB issued ASU 2015-11 which requires that inventory be measured at the lower of cost and net realizable value, which eliminates the other two options that currently exist for market, replacement cost and net realizable value less an approximately normal profit margin. This standard is effective for years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact, if any, it will have on its financial statements.

The FASB issued ASU 2016-13, which (i) changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model; and (ii) provides for recording credit losses on available-for-sale (AFS) debt securities through an allowance account. This standard also requires certain incremental disclosures. This standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the new guidance to determine the impact, if any, it was have on its financial statements.

3.	Inventory

Inventory consists of the following:

Years Ended December 31,	2016	2015
Raw materials	$650,496	$723,273
Finished goods	58,262	49,454
	708,758	772,727
Inventory reserve	28,353	30,912
Total	$680,405	$741,815

F-27

Air Cycle Corporation and Affiliate

Notes to Consolidated Financial Statements

4.	Property and Equipment, Net

Property and equipment is comprised as follows:

Years Ended December 31,	Estimated Useful Lives	2016	2015
Machinery and equipment	5-10 years	$180,241	180,421
Leasehold improvements	5 years	49,849	49,849
Computer equipment and software	5-10 years	546,756	534,657
Furniture and fixtures	5-7 years	102,699	102,699
Total		879,725	867,626
Less accumulated depreciation		(831,147)	(807,446)
Total		$48,578	60,180

5.	Short-Term Debt

In April 2015, the Company entered into a $200,000 credit line facility with Standard Bank and Trust Company with a maturity date of October 5th, 2016, and bore interest at the prime rate. The credit line was paid in full at maturity.

6.	Commitments And Contingencies

Lease commitments

The Company leases property, which is used as office space, and office equipment. Total rent expense, which includes property taxes and common area maintenance charges, was $162,011 for 2016 and $154,945 for 2015. Future minimum lease payments are expected to be as follows:

Year	Amount

2017	$97,683
2018	100,683
2019	44,883
2020	4,132
2021	3,444

Total	$250,825

The Company is also required to pay property taxes and common area maintenance charges related to the lease.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations, or cash flows.

F-28

Air Cycle Corporation and Affiliate

Notes to Consolidated Financial Statements

7.	401(k) Plan

The Company participates in a 401(k) plan. The plan covers eligible employees, as defined by the plan, who elected to participate. The Company does not make matching contributions to the plan.

8.	Subsequent Events

The Company has evaluated subsequent events through November 10, 2017, the date the financial statements were available to be issued. On October 31, 2017 the Company was acquired through an asset purchase agreement with TerraCycle Regulated Waste, LLC, for tangible and intangible assets of the Company with exception of certain excluded assets (primarily cash).

F-29

Interim Financial Statements (Unaudited)

TerraCycle US, LLC and Subsidiary

Consolidated Balance Sheets (Unaudited)

TerraCycle US, LLC and Subsidiary

As of June 30, 2017 and December 31, 2016

	6/30/17	12/31/16
Assets
Current Assets
Cash and Cash Equivalents	$2,918,541	$1,847,286
Accounts Receivable net of allowance of $215,914 and $43,889	1,578,596	2,004,263
Related Party Receivables	1,722,472	2,026,357
Inventory, net	231,002	110,288
Prepaid Expenses and other current assets	116,711	73,252
Total current assets	6,567,322	6,061,446
Related party receivables long term, net	239,000	239,000
Long-term loans to third party	88,266	147,693
Property and equipment, net	967,539	978,946
Total assets	$7,862,127	$7,427,085

Liabilities and Member’s Equity
Liabilities
Current Portion of Long-Term Debt	$46,234	$46,234
Accounts Payable	382,470	588,329
Related Party payables	88,355	246,817
Accrued expenses and other current liabilities	642,065	838,715
Deferred income	3,459,743	3,088,129
Capital lease obligations	15,523	15,523
Total current liabilities	4,634,390	4,823,747
Long-Term Debt, net of current portion	492,044	507,293
Capital lease obligations, net of current portion	5,856	13,428
Total liabilities	5,132,290	5,344,468
Member’s Equity	2,729,836	2,082,617
Total liabilities and member’s equity	$7,862,127	$7,427,085

F-30

Consolidated Statements of Income and Member’s Equity (Unaudited)

TerraCycle US, LLC and Subsidiary

For the six month periods ended June 30, 2017 and June 30, 2016

Six month period ended	6/30/17	6/30/16

Net Sales	$6,502,734	$4,760,446
Cost of Sales	3,456,004	2,194,993
Gross Profits	3,046,730	2,565,453
Selling, general and administrative expenses	1,970,764	1,461,445
Income from Operations	1,075,966	1,104,008
Financing	12,091	9,994
Foreign Exchange Expenses	1,990	1,489
Total Non-operating Expenses	14,081	11,483
Income before taxes	1,061,885	1,092,525
Income taxes	414,666	-
Net Income	647,219	1,092,525
Member’s Equity, beginning of year	2,082,617	668,140
Member’s Equity, end of period	$2,729,836	$1,760,665

F-31

Consolidated Statements of Cash Flows (Unaudited)

TerraCycle US, LLC and Subsidiary

For the six month periods ended June 30, 2017 and June 30, 2016

Six month period ended	6/30/17	6/30/16

Operating Activities:
Net Income	$647,219	$1,092,525
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

Depreciation	30,257	40,029
Bad Debts	215,914	12,275
Accounts Receivable	209,754	890,641
Related Party Receivables	303,885	(867,071)
Inventory	(120,714)	(71,284)
Prepaid Expenses and Other Current Assets	(43,459)	(111,929)
Long-term loans to third party	59,427	-
Accounts Payable	(205,859)	(174,335)
Intercompany Payable	(158,462)	(218,525)
Accrued Expenses	(196,650)	(85,493)
Deferred Income	371,615	143,003
Cash Flows from Net Cash Provided by Operating Activities	1,112,925	649,836
Investment Activities:
Purchase of Property and Equipment	(18,850)	-
Cash Flows from Net Cash Used in Investing Activities	(18,850)	-
Financing Activities:
Acquisition of Long-term Debt		300,000
Repayment of Long-tern Debt	(15,249)	(18,091)
Repayment of Capital Lease Obligation	(7,572)	-
Contributions and Other	2	-
Cash Flows from Net Cash (used in) Provided by Financing Activities	(22,819)	281,909
Effect of Exchange rate Changes on Cash
Net Increase in Cash	1,071,256	931,745
Cash Beginning of Period	1,847,286	624,724
Cash End of Period	$2,918,541	$1,556,469

F-32

Notes to Consolidated Financial Statements (Unaudited)

1.	Organization

TerraCycle US, LLC ("LLC") was incorporated on September 16, 2013 under the laws of the State of Delaware. LLC has one US operating subsidiary which is 100% wholly-owned. As used herein, the "Company" refers to LLC and its subsidiary.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The accompanying consolidated financial statements and related notes thereto represent the consolidated balance sheets and consolidated statements of income and member’s equity and cash flows of the Company and are not intended to represent the consolidated financial position and operating results of TCI as of June 30, 2017 and December 31, 2016. The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company so that the accompanying consolidated financials reflect substantially all costs of doing business. These overhead charges include primarily compensation and related benefits. The corporate overhead charges were allocated to the Company based on relative revenues of the Company. Management believes that the basis of the allocations are reasonable.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

2.	Summary Of Significant Accounting Policies

Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2016 and 2015. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results that may be expected for the full year.

Principles of consolidation

The consolidated financial statements include the accounts of LLC and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

F-33

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. The Company recognized a foreign currency transaction loss of approximately $1,990 and $1,489 in the first six months of 2017 and 2016, respectively

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate impairment as of June 30, 2017

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At June 30, 2017 and December 31, 2016, the Company had cash balances in excess of federally insured limits of approximately $2,700,000 and $1,600,000, respectively.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the life of the contract which usually spans one year, with some contracts as long as three years.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed.

F-34

An unearned amount of approximately $3,500,000 and $3,100,000 for the above indicated revenue deferrals is included in deferred revenue at June 30, 2017 and December 31, 2016, respectively.

Merchandise sold is recorded as revenue upon shipment.

Inventory

Inventory, which consists of post-consumer waste, is stated at the lower of cost (first-in, first-out method) or market as of December 31, 2016. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use. The Company adopted ASU 2015-11 beginning January 1, 2017 under which inventory is stated at the lower of cost or net realizable value. The impact of adopting ASU 2015-11 was immaterial on its June 30, 2017 consolidated financial statements.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of income and member’s equity.

Advertising costs

The Company expenses the costs of advertising as incurred. During the period ended June 30, 2017 and 2016, advertising expenses amounted to approximately $9,000 and $1,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $7,000 and $11,000 for the periods ended June 30, 2017 and 2016, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses.

Shipping costs

Shipping and handling costs are included in cost of sales. For the periods ended June 30, 2017 and 2016, shipping and handling costs were approximately $910,000 and $565,000, respectively.

Income taxes

The Company is treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns. The Company entered into a tax sharing agreement with the Parent Company as of January 1, 2017 for the benefit of using the Parent Company’s net operating losses (NOL’s), amounting to approximately $415,000 for the first six months of 2017.

F-35

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually a pound) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of June 30, 2017 and December 31, 2016, this liability amounted to approximately $465,000 and $555,000 respectively.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2017. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued new ASU NO. 2016-02 “Leases (Topic 840)”. The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2018, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

F-36

In July 2015, the FASB issued ASU 2015-11 which requires that inventory be measured at the lower of cost and net realizable value, which eliminates the other two options that currently exist for market, replacement cost and net realizable value less an approximately normal profit margin. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company has implemented this guideline and determined the impact to be immaterial on its June 30, 2017 consolidated financial statements

The FASB issued ASU 2016-13, which (i) changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model; and (ii) provides for recording credit losses on available for-sale (AFS) debt securities through an allowance account. This standard also requires certain incremental disclosures. This standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the new guidance to determine the impact, if any, it will have on its consolidated financial statements.

3.	Inventory

Inventory consists of the following:

Period ended	6/30/17	12/31/16
Raw materials	$76,837	$40,573
Finished goods	169,723	85,273
Total	246,560	125,846
Less reserve for obsolete inventory	15,558	15,558
Total	$231,002	$110,288

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

Period ended	Estimated Useful Lives	6/30/17	12/31/16
Land		$29,500	$29,500
Vehicles	5 years	6,800	6,800
Machinery and equipment	5-7 years	441,123	413,501
Buildings and improvements	39 years	1,005,334	1,005,334
Computer equipment	3-5 years	288,740	288,740
Furniture and fixtures	7 years	25,658	25,658
Total		1,797,155	1,769,533,
Less accumulated depreciation		829,616	790,587
Total		$967,539	$978,946

For the periods ended June 30, 2017 and 2016, depreciation expense amounted to approximately $39,000 and $40,000 and includes the depreciation associated with assets under capital leases.

F-37

5.	Related Party Transactions

On December 31, 2009, the Company entered into a lease agreement with a stockholder of the Company to rent a storage facility commencing on July 15, 2010. The lease expired July 31, 2015. Subsequently, a new lease was negotiated which extended the expiration date to January 31, 2020. The initial base rent at the commencement of the new lease was $15,540 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2017 and 2016 were $15,760 and $15,450 per month. For the periods ended June 30, 2017 and 2016, rent expense paid to this stockholder was approximately $94,560 and $92,700, respectively. Future minimum lease payments are expected to be $186,480 per year through January, 2020.

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most significant activities occur with both TCI which include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. At June 30, 2017 and December 31, 2016 the Company has a net related party short term receivable from TCI recorded in the amount of $1,715,000 and $1,980,788 respectively, and an additional $239,000 in long term both years. At June 30, 2017 and December 31, 2016, the Company has net payables from other subsidiaries of the Parent Company totaling $88,000 and $247,000 respectively. During the first six months of 2017 and 2016, the Parent Company charged in the form of related party loans management fees of approximately $1,393,000 and $1,066,000 respectively. The Company allocated approximately $245,000 and $173,000 in the first six months of 2017 and 2016 respectively of office and related expenses to the Parent Company and related subsidiaries, which is recorded in selling, general and administrative expenses in the Consolidated Statements of Income and Member’s Equity.

6.	Long-Term Debt

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. ("TD") related to the purchase of additional office space in Trenton, New Jersey. The office space was purchased for consideration of $500,000, of which $200,000 was paid in 2013. The mortgage note payable amounts to $300,000 and is subject to interest at 4.50%. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company.

The mortgage note payable expires on April 1, 2029. The amount outstanding under the mortgage note payable was approximately $262,000 at June 30, 2017.

Estimated future annual maturities of the TD Bank mortgage note payable are as follows:

2017	$31,911
2018	31,911
2019	31,911
2020	31,911
2021	31,911
Thereafter	102,180
Total	$261,735

On May 26, 2016, the Company entered into a 15 year mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note payable amounts to $300,000 and is subject to interest at a rate of 4.50%.

F-38

Estimated future annual maturities of the Bank of America mortgage note payable are as follows:

2017	$14,323
2018	15,389
2019	16,096
2020	16,836
2021	17,609
Thereafter	211,539
Total	$291,792

7.	Capital Lease Obligations

The Company leases equipment under capital leases with an interest rates ranging between 4.5% and 18%, expiring between August 2018 and October 2018. Future minimum lease payments under the capital lease are as follows:

2017	$18,031
2018	15,026
Total minimum lease payments	33,057
Less amount representing interest	4,106
Present value of minimum lease payments	28,951
Less current portion	15,523
Capital lease obligations, net of current portion	$13,428

8.	Commitments And Contingencies

Lease commitments

The Company leases various properties on a month-to-month basis primarily as storage facilities. Additionally, the Company leases one storage facility from a related party (see Note 5). Total rent expense was approximately $241,000 and $233,000 for the periods ended June 30, 2017 and 2016, respectively.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows.

9.	401(k) Plan

The Company participates in a 401(k) plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $13,000 and $1,000 for the periods ended June 30, 2017 and 2016, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

F-39

10.	Segments

The Company defines its business in three segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), and 3) Material Sales (MS). The Company defines its segments as those operations whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources. The Company measures the results of its segments using, among other measures, each segments net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before discontinued operations, is provided in the following table:

	SW	ZWB	MS	Corp	Total
Period ended June 30, 2017
Net Sales (in thousands)	$3,387	$826	$2,449	$(159)	$6,503
Income before discontinued operations (in thousands)	1,127	239	(323)	(19)	1,062

Period ended June 30, 2016
Net Sales (in thousands)	$3,137	$795	$613	$(215)	$4,760
Income before discontinued operations (in thousands)	1,242	193	(463)	121	1,093

 All assets are managed at the corporate level and are not specific to the segments.

11.	Subsequent Events

On August 14, 2017, TerraCycle, Inc. (the sole member of the Company) contributed its membership interest in the Company to TerraCycle US Inc. On October 31, 2017, a subsidiary of TerraCycle US Inc. acquired certain assets (inventory and equipment) and on-going business of Air Cycle Corporation. The purpose of the acquisition is to enter the universal/regulated waste recycling business. The purchase price was $3,300,000, $525,000 paid in cash and $2,775,000 via a seller financing note and was accounted for by the acquisition method in which assets and liabilities are recorded at fair value and goodwill is recognized for the difference between the purchase price and the fair value of assets acquired and liabilities assumed. The allocation of assets acquired is estimated to be $710,000 for inventory, $50,000 for equipment and $2,540,000 for intangibles (mostly goodwill). The Company is in the process of finalizing the estimated fair values of assets acquired and liabilities assumed; this the allocation of the purchase price is preliminary and subject to revision.

The Company has evaluated subsequent events through November 14, 2017, the date the consolidated financial statements were available to be issued, and has disclosed all required events.

12.	Management Opinion

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-40

Interim Financial Statements (Unaudited)

Air Cycle Corporation and Affiliate

Consolidated Balance Sheets (Unaudited)

Air Cycle Corporation and Affiliate

As of June 30, 2017 and December 31, 2016

	6/30/17	12/31/16
Assets
Current Assets
Cash and Cash Equivalents	$306,614	$368,652
Accounts Receivable net of allowance of $10,640 and $55,214	1,024,424	703,423
Inventory, net	649,687	680,405
Prepaid Expenses and other current assets	56,317	47,524
Total current assets	2,037,042	1,800,004
Property and equipment, net	41,590	48,578
Total assets	$2,078,632	$1,848,582

Liabilities and Equities
Liabilities
Accounts Payable	$376,321	$313,473
Accrued expenses and other current liabilities	196,895	128,228
Deferred income	549,779	580,281
Total current liabilities	1,122,995	1,021,982
Total liabilities	1,122,995	1,021,982
Equity
Stock+APIC	8,300	8,300
R/E PY	818,300	489,243
Stocholders Distribution	(126,392)	(36,270)
Profit Period	255,429	365,327
Total Equity	955,637	826,600
Total liabilities and equity	$2,078,632	$1,848,582

F-41

Consolidated Statements of Income (Unaudited)

Air Cycle Corporation and Affiliate

For the six month periods ended June 30, 2017 and June 30, 2016

Six month period ending	6/30/17	6/30/16

Net Sales	$3,880,517	$4,059,471
Cost of Sales	2,063,579	2,178,106
Gross Profits	1,816,938	1,881,365
Selling, general and administrative expenses	1,560,586	1,615,777
Income from Operations	256,352	265,589
Financing	710	1,482
Other (Income)/Expenses	(3,895)	(5,481)
Total Non-operating Expenses	(3,185)	(3,999)
Income before taxes	259,537	269,588
Income taxes	4,108	4,089
Net Income	$255,429	$265,499

Consolidated Statements of Changes in Stockholder’s Equity

	Common Stock
	Air Cycle Corporation		Air Cycle International		Retained	Total
	Amount	Shares	Amount	Shares	Earnings	Equity
As of January 1, 2016	$5,800	3,500	$2,500	1	$489,243	$497,543
Net Income					365,327	365,327
Stockholder Distribution					(36,270)	(36,270)
As of December 31, 2016	5,800	3,500	2,500	1	818,300	826,600
Net Income					255,429	255,429
Stockholder Distribution					(126,392)	(126,392)
As of June 30, 2017	$5,800	03,500	$2,500	1	$947,377	$955,637

See accompanying notes to consolidated financial statements.

Air Cycle Corporation: 10,000 shares of no par common stock authorized; 3,500 issued and outstanding.

Air Cycle International: 1,000 shares of no par common stock authorized; 1 issued and outstanding.

F-42

Consolidated Statements of Cash Flows (Unaudited)

Air Cycle Corporation and Affiliate

For the six month periods ended June 30, 2017 and June 30, 2016

Six month period ended	6/30/17	6/30/16

Operating Activities:
Net Income	$255,429	$265,499
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation	8,490	17,932
Accounts Receivable	(321,000)	(103,984)
Inventory	30,718	92,443
Prepaid Expenses and Other Current Assets	(8,793)	(23,708)
Accounts Payable	62,848	2,351
Accrued Expenses	68,667	53,325
Deferred Income	(30,502)	(10,537)
Cash Flows from Net Cash Provided by Operating Activities	65,857	293,321
Investment Activities:
Purchase of Property and Equipment	(1,503)	(9,810)
Cash Flows from Net Cash Used in Investing Activities	(1,503)	(9,810)
Financing Activities:
Repayment of Long Tern Debt	-	(55,000)
Stockholders Distribution	(126,392)	(13,279)
Cash Flows from Net Cash Used in Financing Activities	(126,392)	(68,279)
Net (Decrease) Increase in Cash	(62,038)	215232
Cash Beginning of Period	368,652	67,877
Cash End of Period	$306,614	$283,109

F-43

Notes to Consolidated Financial Statements (Unaudited)

1.	Organization

Air Cycle Corporation (“ACC”) was incorporated on June 14, 1978 under the laws of the State of Illinois. The Company is an S Corporation wholly-owned by one stockholder. ACC has one affiliate company, Air Cycle International to handle sales to international distributors. As used herein, “Company” refers to ACC and its affiliate.

The Company is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on the regulated waste (e.g. fluorescents lamps, batteries, e-waste).

2.	Summary Of Significant Accounting Policies

Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2016 and 2015. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results that may be expected for the full year.

Basis of Accounting

The unaudited consolidated financial statements have bene prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Principles of Consolidation

The consolidated financial statements include the accounts of ACC and its affiliate. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F-44

Cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate impairments as of June 30, 2017 and 2016

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed Federally insured limits. At June 30, 2017 and December 31, 2016 the Company had cash balances in excess of Federally insured limits of approximately $106,000 and $120,000, respectively.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company sells a drum-top lamp bulb crusher product and provides recycling services to customers that seek to dispose of their regulated waste. Services are performed either by bulk waste being delivered to the Company, or via a pre-paid recycling container.

Revenue associated with the sale of products is recognized upon shipment. Revenue associated with the bulk waste received is recognized simultaneously with processing of the waste. Revenue associated with the pre-paid recycling container is deferred until the waste is processed, or when contractual responsibility to accept returned containers terminates after one year.

Deferred revenue of approximately $550,000 and $580,000 related to the unprocessed waste is included on the consolidated balance sheets as of June 30, 2017 and December 31, 2016, respectively.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

F-45

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated useful lives of the assets.

Maintenance and repairs are charged as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other (income) expense in the accompanying consolidated statements of income.

Advertising costs

The Company expenses the costs of advertising as incurred. During the periods ended June 30, 2017 and 2016, advertising expenses amounted to approximately $133,000 and $177,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $7,000 and $3,500 for the periods ended June 30, 2017 and 2016, respectively.

Shipping costs

Shipping and handling costs are included in cost of sales. For the periods ended June 30, 2017 and 2016, shipping and handling costs were approximately $348,000 and $406,000, respectively.

Income taxes

The Company is treated as an S corporation for federal and state income tax purposes with income passing directly to the stockholder for taxation at their level. The Company is subject to an Illinois replacement tax that amounted to $4,108 and $4,089 in the first six months of 2017 and 2016, respectively. Accordingly, except for the replacement tax noted, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

F-46

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 is effective for nonpublic entities with annual reporting periods beginning after December 15, 2017, and interim reporting periods within annual periods after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued new guidance over leases, which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

In July 2015, the FASB issued ASU 2015-11 which requires that inventory be measured at the lower of cost and net realizable value, which eliminates the other two options that currently exist for market, replacement cost and net realizable value less an approximately normal profit margin. This standard is effective for years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact, if any, it will have on its financial statements.

The FASB issued ASU 2016-13, which (i) changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model; and (ii) provides for recording credit losses on available-for-sale (AFS) debt securities through an allowance account. This standard also requires certain incremental disclosures. This standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the new guidance to determine the impact, if any, it was have on its financial statements.

3.	Inventory

Inventory consists of the following:

Periods ended	6/30/17	12/31/16
Raw materials	$622,300	$650,496
Finished goods	55,740	58,262
	678,040	708,758
Inventory reserve	28,353	28,353
Total	$649,687	$680,405

F-47

4.	Property and Equipment, Net

Property and equipment is comprised as follows:

Period ended,	Estimated Useful Lives	6/30/17	12/31/16
Machinery and equipment	5-10 years	$180,421	180,421
Leasehold improvements	5 years	49,849	49,849
Computer equipment and software	5-10 years	548,258	546,756
Furniture and fixtures	5-7 years	102,699	102,699
Total		881,227	879,725
Less accumulated depreciation		(839,637)	(831,147)
Total		$41,590	48,578

5.	Commitments And Contingencies

Lease commitments

The Company leases property, which is used as office space, and office equipment. Total rent expense, which includes property taxes and common area maintenance charges, was $87,800 and $89,000 for the first six months of 2017 and 2016, respectively. Future minimum lease payments are expected to be as follows:

Year	Amount

2017	$97,683
2018	100,683
2019	44,883
2020	4,132
2021	3,444

Total	$250,825

The Company is also required to pay property taxes and common area maintenance charges related to the lease.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations, or cash flows.

F-48

6.	401(k) Plan

The Company participates in a 401(k) plan. The plan covers eligible employees, as defined by the plan, who elected to participate. The Company does not make matching contributions to the plan.

7.	Subsequent Events

The Company has evaluated subsequent events through November 14, 2017, the date the financial statements were available to be issued. On October 31, 2017 the Company was acquired through an asset purchase agreement with TerraCycle Regulated Waste, LLC, for tangible and intangible assets of the Company with exception of certain excluded assets (primarily cash).

8.	Management Opinion

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-49

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION OF TERRACYCLE US, LLC

The following unaudited pro forma condensed financial information is based upon the historical financial statements of TerraCycle US, LLC after giving effect to the contribution of 100% of the ownership of the operating limited liability company to a newly formed corporation and the acquisition of the assets of Air Cycle Corporation, that we purchased on October 31, 2017. Details of the acquisition are described in note 11 of the TerraCycle US, LLC Consolidated financial statements.

The unaudited pro forma condensed statement of income for the fiscal year ended December 31, 2016 illustrates the effect of the equity contribution and acquisition of Air Cycle assets as if they had occurred on January 1, 2016.

The unaudited pro forma condensed statement of income for the six months ended June 30, 2017 illustrates the effect of the equity contribution and acquisition of Air Cycle assets as if they had occurred on January 1, 2016

The unaudited pro forma condensed balance sheet as of June 30, 2017 has been prepared to illustrate the effect of the equity contribution and acquisition of Air Cycle assets as if they had occurred on June 30, 2017.

The historical financial information has been adjusted in the unaudited pro forma condensed financial statements to give effects to pro forma events that are (1) directly attributable to the transactions (2) factually supportable, and (3) with respect to the unaudited pro forma condensed statement of operations have a continuing impact on the results. The unaudited pro forma condensed financial statements should be read in conjunction with the financial statements of TerraCycle US, LLC as of and for the year ended December 31, 2016 and the related notes and the six month period ended June 30, 2017 and the related notes and in conjunction with the financial statements of Air Cycle Corporation as of and for the year ended December 31, 2016 and the related notes, and the six month period ended June 30, 2017 and the related notes.

The unaudited pro forma condensed financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what TerraCycle’s financial position or results of operations actually would have been had the conversion and acquisition been completed as of January 1, 2016. In addition, the unaudited pro forma condensed financial information does not purport to project the future financial position or operating results of TerraCycle.

PF-1

PRO FORMA STATEMENT OF INCOME for the year ended December 31, 2016

	TerraCycle		Air Cycle	Pro Forma
	Historical	(a)	Historical (b)	Adjustments		Pro Forma
Net Sales	9,960,446		7,563,290	-		17,523,736
Cost of Revenue	5,802,855		4,040,123	-		9,842,978
Gross Profit	4,157,591		3,523,167	-		7,680,758
Operating Expenses:
Selling, General and Administrative Expenses	2,718,149		3,158,994	1,747	(m)	5,878,890
Stock Compensation Expense	-		-	-		-
Total	2,718,149		3,158,994	1,747		5,878,890
Income from Operations	1,439,442		364,173	(1,747)		1,801,868
Other Expense:
Interest Expense	22,268		2,149	154,315	(n)	178,732
Other (Income)/Expense	2,697		(8,457)	-		(5,760)
Total	24,965		(6,308)	154,315		172,972
Income (Loss) before Income Taxes and Discontinued Operations	1,414,477		370,481	(156,062)		1,628,896
Provision for Income Taxes	-		5,154	636,084	(k)	641,238
Loss on Discontinued Operations and Restructuring	-		-	-		-
Net Income (Loss)	1,414,477		365,327	(792,146)		987,658

Preferred Stock Dividend				(493,829	)(l)	(493,829)
Net Income Applicable to Common Stock						$493,829

Basic and diluted earnings per share						$0.99

PF-2

PRO FORMA BALANCE SHEET as of June 30, 2017

	TerraCycle		Air Cycle		Pro Forma
	Historical	(a)	Historical	(b)	Adjustments		Pro Forma
Assets
Current Assets:
Cash	2,918,541		306,614		(806,614	)(c)	2,418,541
Accounts Receivable, net of allowance for doubtful accounts of $43,889	1,578,596		1,024,424		(1,024,424	)(d)	1,578,596
InterCompany Receivables	1,722,472		-		-		1,722,472
Inventory, net	231,002		649,687		59,071	(e)	939,760
Prepaid Expenses and Other Current Assets	116,711		56,317		(56,317	)(d)	116,711
Total Current Assets	6,567,322		2,037,042		(1,828,284)		6,776,080
InterCompany Receivables Long Term	239,000		-		-		239,000
Long Term Loans to Third Parties	88,266		-		-		88,266
Deferred tax adjustment	-		-		-		-
Intangibles	-		-		2,542,665	(f)	2,542,665
Property and Equipment, net	967,539		41,590		6,988	(e)	1,016,117
Total Assets	7,862,127		2,078,632		721,369		10,662,128
Liabilities and Equity
Current Liabilities:
Current portion of long-term debt	46,234		-		2,775,000	(g)	2,821,234
Accounts Payable	382,470		376,321		(376,321	)(h)	382,470
InterCompany Payables	88,355		-		25,000	(b)	113,355
Accrued redemption points	-		-		-		-
Accrued Expenses and Other Current Liabilities	642,065		196,895		(196,895	)(h)	642,065
Deferred Income	3,459,743		549,779		(549,779	)(h)	3,459,743
Mandatory distribution payable	-		-		-		-
Capital Lease Obligation	15,523		-		-		15,523
Total Current Liabilities	4,634,390		1,122,995		1,677,005		7,434,390
Long-Term Debt, net of Current Portion	492,044		-		-		492,044
Capital Lease Obligation, net of Current Portion	5,856		-		-		5,856
Total Liabilities	5,132,290		1,122,995		1,677,005		7,932,290
Commitments and Contingencies
Equity:
Common stock	-		8,300		(8,250	)(i)	50
Preferred stock	-		-		25	(j)	25
Additional Paid-in Capital	85,190		-		(75)		85,115
Retained Earnings	2,644,646		1,153,986		(1,153,986	)(i)	2,644,646
Member's Equity	2,729,836		1,162,286		(1,162,286)		2,729,836
Total Liabilities and Member's Equity	7,862,126		2,285,281		514,719		10,662,126

PF-3

PRO FORMA STATEMENT OF INCOME for the six month period ending June 30, 2017

	TerraCycle		Air Cycle	Pro Forma
	Historical	(a)	Historical (b)	Adjustments		Pro Forma
Net Sales	6,502,734		3,880,517	-		10,383,251
Cost of Revenue	3,456,004		2,063,579	-		5,519,583
Gross Profit	3,046,730		1,816,938	-		4,863,668
Operating Expenses:
Selling, General and Administrative Expenses	1,970,764		1,560,586	874	(m)	3,532,224
Stock Compensation Expense	-		-	-		-
Total	1,970,764		1,560,586	874		3,532,224
Income from Operations	1,075,966		256,352	(874)		1,331,445
Other Expense:
Interest Expense	12,091		710	66,438	(n)	79,239
Other (Income)/Expense	1,990		(3,895)	-		(1,905)
Total	14,081		(3,185)	66,438		77,334
Income (Loss) before Income Taxes and Discontinued Operations	1,061,885		259,537	(67,312)		1,254,110
Provision for Income Taxes	414,666		4,108	101,349	(k)	520,123
Loss on Discontinued Operations and Restructuring	-		-	-		-
Net Income (Loss)	647,219		255,429	(168,661)		733,987

Preferred Stock Dividend				(366,994	)(l)	(366,994)
Net Income Applicable to Common Stock						$366,994

Basic and diluted earnings per share						$0.73

PF-4

Pro Forma Notes and Adjustments

(a)	Historical financial information was derived from the consolidated financial statements of TerraCycle US, LLC.
(b)	Historical financial information was derived from the consolidated financial statements of Air Cycle Corporation.

Pro Forma Adjustments to Balance Sheet

(c)	To record the cash paid to seller at closing of $500,000 and cash not included in the purchase agreement of $306,614.
(d)	Asset not included in the purchase agreement.
(e)	To reflect estimated market value (to be confirmed with purchase accounting valuation).
(f)	To reflect the difference between the $3.3 million purchase price and market value of tangible assets acquired.
(g)	To record the promissory note signed with seller at closing. The note is expected to be paid with the proceeds from this offering shortly after funds are raised.
(h)	Liability not assumed as part of the purchase agreement.
(i)	Air Cycle common stock and retained earnings not transferred as part of the purchase agreement and to reflect issuance of 500,000 shares of 0.0001 par value common stock for TerraCycle US Inc. issuance.
(j)	To reflect issuance of 250,000 shares of 0.0001 par value preferred stock

Pro Forma Adjustments to Income Statement

(k)	To record tax expense as if the Company and the acquired business were operating as a corporation as of January 1, 2016.
(l)	Represents preferred stock dividends based on a distribution of 50% of net income.
(m)	Represents additional depreciation for step-up of assets with life of four years.
(n)	Represents interest expense on unamortized portion of seller's note at 6% per annum.

PF-5